FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 001-15266

BANK OF CHILE

 (Translation of registrant’s name into English)

Paseo Ahumada 251
Santiago, Chile
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐   No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached Banco de Chile’s Consolidated Financial Statements with notes as of June 30, 2015.

BANCO DE CHILE AND SUBSIDIARIES

Index

I.	Interim Condensed Consolidated Statements of Financial Position
II.	Interim Condensed Consolidated Statements of Comprehensive Income for the Period
III.	Interim Condensed Consolidated Statements of Other Comprehensive Income for the Period
IV.	Interim Condensed Consolidated Statements of Changes in Equity
V.	Interim Condensed Consolidated Statements of Cash Flows
VI.	Notes to the Interim Condensed Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The Unidad de Fomento is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollars
JPY	=	Japanese yen
EUR	=	Euro
MXN	=	Mexican pesos
HKD	=	Hong Kong dollars
PEN	=	Peruvian nuevo sol
CHF	=	Swiss franc

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Compilation of Norms of the Chilean Superintendency of Banks
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended June 30, 2015 and December 31, 2014

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2015	December 2014
	Notes	MCh$	MCh$
ASSETS
Cash and due from banks	7	1,127,203	915,133
Transactions in the course of collection	7	637,500	400,081
Financial assets held-for-trading	8	561,169	548,471
Cash collateral on securities borrowed and reverse repurchase agreements	9	45,947	27,661
Derivative instruments	10	995,002	832,193
Loans and advances to banks	11	1,470,569	1,155,365
Loans to customers, net	12	22,107,270	21,348,033
Financial assets available-for-sale	13	1,304,422	1,600,189
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	26,425	25,312
Intangible assets	15	26,824	26,593
Property and equipment	16	206,328	205,403
Current tax assets	17	3,137	3,468
Deferred tax assets	17	206,270	202,869
Other assets	18	455,402	355,057
TOTAL ASSETS		29,173,468	27,645,828
LIABILITIES
Current accounts and other demand deposits	19	7,212,708	6,933,679
Transactions in the course of payment	7	402,939	96,945
Cash collateral on securities lent and repurchase agreements	9	239,066	249,482
Savings accounts and time deposits	20	9,890,101	9,721,246
Derivative instruments	10	952,322	859,752
Borrowings from financial institutions	21	1,314,762	1,098,716
Debt issued	22	5,607,828	5,057,956
Other financial obligations	23	177,797	186,573
Current tax liabilities	17	11,967	22,498
Deferred tax liabilities	17	33,029	35,029
Provisions	24	430,682	601,714
Other liabilities	25	290,764	247,082
TOTAL LIABILITIES		26,563,965	25,110,672
EQUITY	27
Attributable to Bank’s Owners:
Capital		2,041,173	1,944,920
Reserves		390,640	263,258
Other comprehensive income		52,110	44,105
Retained earnings:
Retained earnings from previous periods		16,060	16,379
Income for the period		285,097	591,080
Less:
Provision for minimum dividends		(175,579)	(324,588)
Subtotal		2,609,501	2,535,154
Non-controlling interests		2	2
TOTAL EQUITY		2,609,503	2,535,156
TOTAL LIABILITIES AND EQUITY		29,173,468	27,645,828

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the six-month ended June 30, 2015 and 2014

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

			June 2015	June 2014
		Notes	MCh$	MCh$
A,	CONSOLIDATED STATEMENT OF INCOME

	Interest revenue	28	873,961	1,042,883
	Interest expense	28	(286,217)	(425,529)
	Net interest income		587,744	617,354

	Income from fees and commissions	29	205,618	190,598
	Expenses from fees and commissions	29	(59,824)	(56,236)
	Net fees and commission income		145,794	134,362

	Net financial operating income	30	31,573	27,168
	Foreign exchange transactions, net	31	20,899	30,554
	Other operating income	36	14,128	10,466
	Total operating revenues		800,138	819,904

	Provisions for loan losses	32	(124,809)	(148,707)

	OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		675,329	671,197

	Personnel expenses	33	(184,066)	(169,680)
	Administrative expenses	34	(139,385)	(131,978)
	Depreciation and amortization	35	(14,692)	(12,962)
	Impairment	35	(58)	(208)
	Other operating expenses	37	(13,657)	(15,310)

	TOTAL OPERATING EXPENSES		(351,858)	(330,138)

	NET OPERATING INCOME		323,471	341,059

	Income attributable to associates	14	1,745	1,180
	Income before income tax		325,216	342,239

	Income tax	17	(40,118)	(38,009)

	NET INCOME FOR THE PERIOD		285,098	304,230

	Attributable to:
	Bank’s Owners		285,097	304,229
	Non-controlling interests		1	1

			Ch$	Ch$
	Net income per share attributable to Bank’s Owners:
	Basic net income per share	27	3.01	3.21
	Diluted net income per share	27	3.01	3.21

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE PERIOD

For the six-month ended June 30, 2015 and 2014

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2015	June 2014
	Notes	MCh$	MCh$

NET INCOME FOR THE YEAR		285,098	304,230

Other comprehensive income that will be reclassified subsequently to profit or loss

Net unrealized gains (losses):
Net change in unrealized gains (losses) on available for sale instruments	13	6,703	4,587
Gains and losses on derivatives held as cash flow hedges	10	3,556	(4,672)
Cumulative translation adjustment		—	44
Subtotal Other comprehensive income before income taxes		10,259	(41)

Income tax		(2,254)	18

Total other comprehensive income items that will be reclassified subsequently to profit or loss		8,005	23

Other comprehensive income that will not be reclassified subsequently to profit or loss

Loss in defined benefit plans		—	—

Subtotal other comprehensive income before income taxes		—	—

Income taxes		—	—

Total other comprehensive income items that will not be reclassified subsequently to profit or loss		—	—

TOTAL CONSOLIDATED COMPREHENSIVE INCOME		293,103	304,207

Attributable to:
Equity holders of the parent		293,102	304,206
Non-controlling interest		1	1

		Ch$	Ch$
Comprehensive net income per share from continued operations attributable to equity holders of the parent:
Basic net income per share		3.10	3.21
Diluted net income per share		3.10	3.21

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six-month ended June 30, 2015 and 2014

(Translation of financial statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
		Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for- sale	Derivatives cash flow hedge	Cumulatives translation adjustement	Retained earnings from previous periods	Income for the year	Provision for minimun dividends	Attributable to equity holders of the parent	Non- controlling interest	Total equity
	Notes	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2013		1,849,351	32,125	181,511	29,372	(13,421)	(23)	16,379	513,602	(324,582)	2,284,314	2	2,284,316
Capitalization of retained earnings	27	95,569	—	—	—	—	—	—	(95,569)	—	—	—	—
Income retention (released) according to law		—	—	49,913	—	—	—	—	(49,913)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(368,120)	324,582	(43,538)	(1)	(43,539)
Equity adjustment investment in other companies		—	4	—	—	—	—	—	—	—	4	—	4
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	44	—	—	—	44	—	44
Derivatives cash flow hedge, net		—	—	—	—	(3,737)	—	—	—	—	(3,737)	—	(3,737)
Valuation adjustment on available-for-sale instruments (net)		—	—	—	3,670	—	—	—	—	—	3,670	—	3,670
Income for the period 2014		—	—	—	—	—	—	—	304,229	—	304,229	1	304,230
Provision for mínimum dividends	27	—	—	—	—	—	—	—	—	(164,285)	(164,285)	—	(164,285)
Balances as of June 30, 2014		1,944,920	32,129	231,424	33,042	(17,158)	21	16,379	304,229	(164,285)	2,380,701	2	2,380,703
Defined benefit plans adjustment		—	(296)	—	—	—	—	—	—	—	(296)	—	(296)
Equity adjustment associates		—	1	—	—	—	—	—	—	—	1	—	1
Other comprehensive income:
Cumulative translation adjustment		—	—	—	—	—	36	—	—	—	36	—	36
Cash flow hedge adjustment, net		—	—	—	—	27,244	—	—	—	—	27,244	—	27,244
Valuation adjustment on available-for-sale instruments, net		—	—	—	920	—	—	—	—	—	920	—	920
Income for the period 2014		—	—	—	—	—	—	—	286,851	—	286,851	—	286,851
Provision for minimum dividends		—	—	—	—	—	—	—	—	(160,303)	(160,303)	—	(160,303)
Balances as of December 31, 2014		1,944,920	31,834	231,424	33,962	10,086	57	16,379	591,080	(324,588)	2,535,154	2	2,535,156
Capitalization of retained earnings	27	96,253	—	—	—	—	—	—	(96,253)	—	—	—	—
Retention (released) earnings		—	—	127,383	—	—	—	—	(127,383)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(367,444)	324,588	(42,856)	(1)	(42,857)
Defined benefit plans adjustment		—	(1)	—	—	—	—	—	—	—	(1)		(1)
Other comprehensive income:	27
Cumulative translation adjustment		—	—	—	—	—	—	—	—	—	—	—	—
Cash flow hedge adjustment, net		—	—	—	—	2,756	—	—	—	—	2,756	—	2,756
Valuation adjustment on available-for-sale instruments (net)		—	—	—	5,249	—	—	—	—	—	5,249	—	5,249
Income for the period 2015		—	—	—	—	—	—	—	285,097	—	285,097	1	285,098
Equity adjustment investment in other companies		—	—	—	—	—	—	(319)	—	—	(319)	—	(319)
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(175,579)	(175,579)	—	(175,579)
Balances As of June 30, 2015		2,041,173	31,833	358,807	39,211	12,842	57	16,060	285,097	(175,579)	2,609,501	2	2,609,503

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six-month ended June 30, 2015 and 2014

(Translation of financial statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		June 2015	June 2014
	Notes	MCh$	MCh$
OPERATING ACTIVITIES:
Net income for the period		285,098	304,230
Items that do not represent cash flows:
Depreciation and amortization	35	14,692	12,962
Impairment of intangible assets and property and equipment	35	58	208
Provision for loan losses	32	150,141	156,655
Provision of contingent loans	32	664	2,292
Fair value adjustment of financial assets held-for-trading		140	982
Income attributable to investments in other companies	14	(1,448)	(928)
Income from sales of assets received in lieu of payment	36	(1,394)	(1,852)
Net gain on sales of property and equipment	36-37	(59)	(60)
(Increase) decrease in other assets and liabilities		(151,837)	(78,913)
Charge-offs of assets received in lieu of payment	37	865	857
Other charges (credits) to income that do not represent cash flows		370	10,563
(Gain) loss from foreign exchange transactions of other assets and other liabilities		(346,331)	(154,275)
Net changes in interest and fee accruals		119,941	(73,132)
Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(314,307)	310,252
(Increase) decrease in loans to customers		(894,736)	26,913
(Increase) decrease in financial assets held-for-trading, net		(20,933)	(73,038)
(Increase) decrease in deferred taxes, net	17	(6,755)	(11,643)
(Increase) decrease in current account and other demand deposits		278,255	156,002
(Increase) decrease in payables from repurchase agreements and security lending		(4,142)	(11,389)
(Increase) decrease in savings accounts and time deposits		190,927	(880,149)
Proceeds from sale of assets received in lieu of payment		3,580	2,918
Total cash flows from operating activities		(697,211)	(300,545)
INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		260,997	258,276
Purchases of property and equipment	16	(11,296)	(13,568)
Proceeds from sales of property and equipment		217	79
Purchases of intangible assets	15	(4,529)	(2,378)
Investments in other companies	14	—	(6,608)
Dividends received from investments in other companies	14	632	195
Total cash flows from investing activities		246,021	235,996
FINANCING ACTIVITIES:
Repayment of mortgage finance bonds		(7,531)	(8,972)
Proceeds from bond issuances	22	1,125,714	954,709
Redemption of bond issuances		(400,676)	(427,093)
Proceeds from subscription and payment of shares		—	—
Dividends paid	27	(367,444)	(368,120)
(Increase) decrease in borrowings from financial institutions		(25,306)	(77,823)
(Increase) decrease in other financial obligations		(7,332)	(14,134)
(Increase) decrease in borrowings from Central Bank of Chile		—	—
Borrowings from Central Bank of Chile (long-term)		20	7
Payment of borrowings from Central Bank of Chile (long-term)		(21)	(9)
Long-term foreign borrowings		1,287,612	370,588
Payment of long-term foreign borrowings		(1,046,523)	(553,326)
Proceeds from other long-term borrowings		13,748	6,540
Payment of other long-term borrowings		(15,247)	(9,574)
Total cash flows from financing activities		557,014	(127,207)
TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		105,824	(191,756)
Net effect of exchange rate changes on cash and cash equivalents		23,578	4,213
Cash and cash equivalents at beginning of year		1,825,578	1,538,618
Cash and cash equivalents at end of period	7	1,954,980	1,351,075

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest received		860,457	855,402
Interest paid		(152,772)	(311,180)

The accompanying notes 1 to 41 are an integral part of these interim condensed consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

1.                           Corporate information:

Banco de Chile is authorized to operate like a commercial bank since June 17, 1996, in conformity with the Article 25 of Law No, 19,396.  Banco de Chile, resulting from the merger of Banco Nacional de Chile, Banco Agrícola and Banco de Valparaíso, was formed on October 28, 1893 in the city of Santiago, in the presence of the Notary Eduardo Reyes Lavalle.

Banco de Chile (“Banco de Chile” or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Superintendency of Banks and Financial Institutions (“SBIF” or “Superintendency”). Since 2001, - when the bank was first listed on the New York Stock Exchange (“NYSE”), in the course of its American Depository Receipt (ADR) program, which is also registered at the London Stock Exchange — Banco de Chile additionally follows the regulations published by the United States Securities and Exchange Commission (“SEC”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. The services are managed in large corporate banking, middle and small corporate banking, personal banking services and retail.  Additionally, the Bank offers international as well as treasury banking services. The Bank’s subsidiaries provide other services including securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory and securitization.

Banco de Chile’s legal address is Paseo Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Condensed Consolidated Financial Statements of Banco de Chile, for the period ended June 30, 2015 were approved for issuance in accordance with the directors on July 23, 2015.

2.                           Legal provisions, basis of preparation and other information:

(a)                     Legal provisions:

The General Banking Law in its Article No.15 authorizes the Chilean Superintendency of Banks (SBIF) to issue generally applicable accounting standards for entities it supervises. The Corporations Law, in turn, requires generally accepted accounting principles to be followed.

Based on the aforementioned laws, banks should use the criteria provided by the Superintendency in accordance with the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles in technical standards issued by the Chilean Association of Accountants,  that coincide with international accounting standards and international financial reporting standards agreed upon by the International Accounting Standards Board (IASB). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the SBIF, the latter shall prevail.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(b)                       Basis of preparation:

(b.1)             These Interim Condensed Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the Superintendency of Banks and Financial Institutions (SBIF).

(b.2)             The following table details the entities in which the Bank has controlling interest and that are therefore consolidated in these financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	2015	2014	2015	2014	2015	2014
RUT	Subsidiaries	Country	Currency	%	%	%	%	%	%
44,000,213-7	Banchile Trade Services Limited	Hong Kong	US$	100.00	100.00	—	—	100.00	100.00
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.00	0.99	1.00	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00
96,510,950-1	Promarket S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

(c)                      Use of estimates and judgment:

Preparing financial statements requires management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Real results could differ from these estimated amounts.  Details on the use of estimates and judgment and their effect on the amounts recognized in the Interim Condensed Consolidated Financial Statement are included in the following notes:

1.                          Goodwill valuation (Note No. 15);

2.                           Useful lives of property and equipment and intangible assets (Notes No.15 and No.16);

3.                          Income taxes and deferred taxes (Note No. 17);

4.                          Provisions (Note No. 24);

5.                          Contingencies and Commitments (Note No. 26);

6.                          Provision for loan losses (Note No. 11, No. 12 and No. 32);

7.                          Impairment of other financial assets (Note No. 35);

8.                          Fair value of financial assets and liabilities (Note No. 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

During the period of June 30, 2015, there have not been significant changes in the estimates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

2.                           Legal provisions, basis of preparation and other information, continued:

(d)                     Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Due to the nature of its business, the Bank and its subsidiaries’ activities do not have a cyclical or seasonal character. Accordingly, no specific details have been included on the notes to this Interim Condensed Consolidated Financial Statements with the information regarding the period of six-month ended June 30, 2015.

(e)                      Relative Importance:

When determining the information to present on the different items from the financial statements or other subjects, the Bank has considered the relative importance in relation to the Interim Condensed Consolidated financial statements of the period.

(f)                       Reclassifications:

There have not been significant reclassifications at the end of this period 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) that it is not effective As of June 30, 2015:

IFRS 9 Financial Instruments

The July 24, 2014, IASB completed its upgrade project about accounting for financial instruments with the publication of IFRS 9 Financial Instruments.

This standard includes new requirements based on new principles for the classification and measurement; it introduces a “prospective” model of expected credit losses on impairment accounting and changes in hedge accounting.

Classification and measurement

The classification determines how financial assets and liabilities are accounted in financial statements and, in particular, how they are measured. IFRS 9 introduces a new approach for classification of financial assets, based in the business model of the entity for the management of financial assets and the characteristic of its contractual flows. The new model also results in a single impairment model being applied to all financial instruments, removing a source of complexity associated with previous accounting requirements.

Impairment

The IASB has introduced a new impairment model that will require a timely recognition of expected credit losses.

Hedge Accounting

IFRS 9 introduces a new model for hedge accounting with enhanced disclosures about risk management activity. The new model represents a substantial overhaul of hedge accounting that aligns the accounting treatment with risk management activities, enabling entities to better reflect these activities in their financial statements. In addition, as a result of these changes, users of the financial statements will be provided with better information about risk management and the effect of hedge accounting on the financial statements.

Entity’s Own Credit Risk

IFRS 9 removes the volatility in profit or loss originated by changes in the credit risk of designated liabilities at fair value. This change means that the change in the fair value that corresponds to credit risk will be registered in other comprehensive income. IFRS 9 permits early application of this improvement, before any other requirement of IFRS 9.

The effective date is beginning on January 1, 2018 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the possible impact of adoption of these changes on the consolidated financial statements.

At the date, this rule has not been approved by the Superintendency of Banks and Financial Institutions, event required for its application.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IFRS 11 — Joint Arrangements

In May 2014 the IASB modified IFRS 11, providing guides about the accounting of acquisitions of participations in joint operations, whose activity constitute a business. This standard requires the acquirer of a participation in a joint operation, whose activities constitute a business, to apply all the principles on accounting for business combinations of the IFRS 3.

The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

IAS 16 — Property, plant and equipment and IAS 38 — Intangible assets

In May 2014 the IASB modified IAS 16 and 38 with purpose of clarifying accepted methods of depreciation and amortization.

The amendment of IAS 16 prohibits property, plant and equipment, depreciation based on ordinary income.

The amendment of IAS 38 introduces the presumption that ordinary income is not an appropriate base for the amortization of intangible assets.  This presumption only is refuted in two circumstances:  (a) intangible asset is expressed like a unit of ordinary income; and (b) ordinary income and consumption of intangible assets are highly correlated.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries, because it is not used as a basis of depreciation and amortization.

IFRS 15 — Revenue from Contracts with Customers

IFRS 15 was issued in May 2014. The objective is to establish the principles that an entity shall apply to report useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer.

IFRS 15 replaces the following standards and interpretations: IAS 18 Revenue, IAS 11 Construction contracts, IFRIC 13 Customer loyalty programs, IFRIC 15 Agreements for the construction of real estate, IFRIC 18 Transfers of assets from customers and SIC 31 Revenue — Barter transactions involving advertising services.

The new model will be applied to all contracts with customers except those contracts are within the scope of another standard.

Application of the standard is mandatory for annual reporting periods starting from January 1, 2017 onward, early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule on its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

IAS 27 — Consolidated and Separated Financial Statements

In August 2014, the IASB published the amendment that will allow entities to use the equity method to account for investments in subsidiaries, joint ventures and associates in their separate financial statements.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

IAS 28 — Investments in Associates and Join Venture and IFRS 10 - Consolidated Financial Statements

In September 2014, the IASB issued this amendment, which clarifies the scope of recognized gains and losses in a transaction involving an associate or joint venture, and this depends on whether the asset sold or contribution is a business. Therefore, IASB concluded that all of the profit or loss should be recognized against loss of control of a business. Likewise, gains or losses resulting from the sale or contribution of a subsidiary that is not a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

Annual improvements IFRS

In September 2014, the IASB issued Annual improvements to IFRS: 2012 — 2014 Cycle, which include changes to the following standards.

•                  IFRS 5 Non-current assets held for sale and discontinued operations

Add specific guidelines in cases in which an entity reclassifies an asset from held for sale to held for distribution, or vice versa and cases in which assets held for distribution are accounting like discontinued operations. The effective date is beginning on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries do not register non-current assets held for sale and discontinued operations. Therefore, this modification does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IFRS 7 Financial Instruments: Disclosures

Add guidelines to clarify if a service contract corresponds to a continuing involvement in an asset transfer with the purpose to determine the required disclosures. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

3.                           New Accounting Pronouncements, continued:

Annual improvements IFRS, continued:

•                  IAS 19 Employee Benefits. Discount rate: topic of the regional market

Clarifies that corporate bonds with high quality credit used in the estimation of the discount rate for post-employment benefits must be denominated in the same currency as the benefit paid. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IAS 34 Interim Financial Reporting

Clarifies the meaning of disclose information “in some other part of interim financial information” and the need for a cross-reference. The effective date is beginning on January 1, 2016 and its early application is permitted.

This amendment does not impact the consolidated financial statements of Banco de Chile and its subsidiaries.

•                  IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interest in Other Entities and IAS 28 Investments in Associates and Join Ventures

In December 2014, the IASB has modified IFRS 10, IFRS 12 and IAS 28 related with the application of the exceptions in the consolidation in investment entities.

The amendments clarify the requirement for the accounting of investment entities. In addition, these amendments in certain circumstances reduce the cost in the application of these standards.

The effective date is mandatory on January 1, 2016 and its early application is permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

•                  IAS 1 Presentation of Financial Statements

In December, 2014, the IASB published “Disclosure Initiative (Amendments to IAS 1)”. The amendments aim at clarifying IAS 1 to improve the presentation and disclosure of information in the financial reports.

These amendments answer requests about presentation and disclosure and have been designed with the finality to allow the entities to apply their professional opinion to determine what information must be disclosed in the financial statements.

They are effective for annual periods beginning on or after 1 January 2016, with earlier application being permitted.

Banco de Chile and its subsidiaries are assessing the impact of this rule in its consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

4.                           Changes in Accounting policies and Disclosures:

During the period ended June 30, 2015, there have been no accounting changes that may significantly affect these interim consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events:

(a)         On January 9, 2015 through Resolución Exenta No. 7 the Superintendency of Securities and Insurance approved the reform to the by-laws of Banchile Securitizadora S.A. related to a capital increase of Ch$240,000,000 by means of the issuance of 1,550 shares, as agreed in the fourth Extraordinary Shareholders Meeting of the company held on December 1, 2014. The capital increase was carried out on January 20, 2015.

(b)         On January 26, 2015 the board of Banchile Administradora General de Fondos SA accepted the resignation of the director of the company Mr. Jorge Tagle Ovalle.

It was also agreed to appoint new director of the company, from the day January 26, 2015 until the next Annual Meeting, Don Eduardo Ebensperger Orrego.

(c)          On January 29, 2015 and Ordinary Meeting No. BCH 2,811 the Board of Banco de Chile agreed to call an Ordinary Shareholders for the day March 26, 2015 for the purpose of proposing, among other things, the distribution Dividend No. 203 on $ 3.42915880220, to each of the 94,655,367,544 shares “Banco de Chile”, payable out of distributable net income for the year ended December 31, 2014, corresponding to 70% of such profits.

The Board also agreed to call an Extraordinary Shareholders for the same date in order to propose among other matters the capitalization of 30% of the distributable net profit of the Bank for the year 2014, by issuing bonus shares without nominal value, determined at a value of $ 65.31 per share “Banco de Chile”, distributed among the shareholders at the rate of 0.02250251855 shares for each share “Banco de Chile” and adopt the necessary arrangements subject to the exercise of the options provided Article 31 of Law No. 19,396.

(d)         On March 23, 2015 the subsidiary Banchile Securitizadora S.A. informed that in ordinary meeting held on March 23, 2015 the Board of Directors accepted the resignation of the Director José Vial Cruz.

(e)          On March 24, 2015 the subsidiary Banchile Securitizadora S.A. informed as an Essential Information that in the Tenth Ordinary Shareholders meeting proceeded to the total renovation of the Board of Directors of the society.

According to established in seventh and eighth articles of the bylaws, were elected as Directors for a period of three years, the following persons: Pablo Granifo Lavín, Arturo Tagle Quiroz, Eduardo Ebensperger Orrego, Alain Rochette García y José Miguel Quintana Malfanti.

(f)           On March 30, 2015 it was reported that the Central Bank of Chile has informed the Bank of Chile that the Council of the Institution, Special Session No. 1894E on the same day, considering the resolutions adopted by the Shareholders Banco de Chile, held dated March 26, 2015, regarding the distribution of dividends and capital increase by issuing bonus shares by the share of 30% of profits for the year ended December 31 2014, decided to opt for the entire surplus that apply, including the part proportional to the agreed cap utility, will be paid in cash, in accordance with the provisions of subparagraph b) of Article 31 of Law 19,396, on modification of the payment of the subordinated obligation, and other applicable standards.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

5.                           Relevant Events, continued:

(g)          The Board of Director’s meeting held on April 9, 2015, it was resolved to accept the resignation of the Director Mr. Juan José Bruchou.

Also, the Board of Directors appointed Mr. Samuel Libnic as new Director until the next Ordinary Shareholder’s Meeting.

(h)         On April 10, 2015 Mr. Samuel Libnic, Acting Director of subsidiary Banchile Corredores de Bolsa S.A. presented its resignation to the Board of Director’s.

(i)        On June 25, 2015 it was informed as Essential Information that, at the Board of Director’s meeting was resolved to accept the resignation of the Director and Vice President of the Board Mr. Francisco Aristeguieta Silva.

Also, in the same meeting, the Board of Directors appointed Mrs. Jane Fraser as new Director and new Vice President of the Board, until the next Ordinary Shareholder’s Meeting.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting:

For management purposes, the Bank has organized its operations and commercial strategies into four business segments, which are defined in accordance with the type of products and services offered to target customers. These business segments are currently defined as follows:

Retail:                                                 This segment focuses on individuals and small and medium-sized companies with annual sales up to 70,000UF, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:                         This segment focused on corporate clients and large companies, whose annual revenue exceed 70,000UF, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury and money market operations:

This segment includes revenue associated with managing the Bank’s balance sheet (currencies, maturities and interest rates) and liquidity, including financial instrument and currency trading on behalf of the Bank itself.

Transactions on behalf of customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general.

Subsidiaries:                 Corresponds to companies and corporations controlled by the Bank, where income is obtained individually by the respective subsidiary. The companies that comprise this segment are:

Entity

•  Banchile Administradora General de Fondos S.A.

•  Banchile Asesoría Financiera S.A.

•  Banchile Corredores de Seguros Ltda.

•  Banchile Corredores de Bolsa S.A.

•  Banchile Securitizadora S.A.

•  Banchile Trade Services Limited

•  Socofin S.A.

•  Promarket S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.                           Segment Reporting, continued:

The financial information used to measure the performance of the Bank’s business segments is not necessarily comparable with similar information from other financial institutions because it is based on internal reporting policies.   The accounting policies used to prepare the Bank’s operating segment information are similar as those described in “Summary of Significant Accounting Principles”.   The Bank obtains the majority of its income from: interest, revaluations and fees, discounted the credit cost and expenses. Management is mainly based on these concepts in its evaluation of segment performance and decision-making regarding goals, allocation of resources for each unit individually.  Although the results of the segments reconcile with those of the Bank at total level, it is not thus necessarily concerning the different concepts, since the management is measured and controls in individual form and applying the following criteria:

•                                The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes is considered the volume of each operation and its contribution margin, stemming from the difference between the effective customer rate and the related Bank’s fund transfer price in terms of maturity and currency.

•                                The internal performance profitability system considers capital allocation in each segment in accordance to the Basel guidelines.

•                                Operating expenses are distributed at each area level.  The Bank allocates all of its indirect operating costs to each business segment by utilizing a different cost driver in order to allocate such costs to the specific segment.

The Bank did not enter into transactions with a particular customer or third parties that exceed 10% or more of its total income during the six-month period ended June 30, 2015 and 2014.

Taxes are managed at a corporate level and are not allocated to business segments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

6.         Segment Reporting, continued:

The following table presents the income by segment for the periods ended June 2015 and 2014 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	June	June	June	June	June	June	June	June	June	June	June	June	June
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	409,176	415,536	169,358	187,354	11,343	18,198	(3,210)	(5,172)	586,667	615,916	1,077	1,438	587,744	617,354
Net fees and commissions income (loss)	70,177	66,719	23,175	20,608	(908)	(813)	61,677	54,492	154,121	141,006	(8,327)	(6,644)	145,794	134,362
Other operating income	10,340	12,249	24,704	25,604	21,176	16,055	12,682	16,984	68,902	70,892	(2,302)	(2,704)	66,600	68,188
Total operating revenue	489,693	494,504	217,237	233,566	31,611	33,440	71,149	66,304	809,690	827,814	(9,552)	(7,910)	800,138	819,904
Provisions for loan losses	(114,709)	(118,669)	(10,164)	(30,192)	—	—	64	154	(124,809)	(148,707)	—	—	(124,809)	(148,707)
Depreciation and amortization	(10,547)	(9,422)	(2,673)	(2,432)	(194)	(106)	(1,278)	(1,002)	(14,692)	(12,962)	—	—	(14,692)	(12,962)
Other operating expenses	(223,532)	(213,328)	(69,410)	(60,862)	(2,981)	(3,087)	(50,795)	(47,809)	(346,718)	(325,086)	9,552	7,910	(337,166)	(317,176)
Income attributable to associates	1,206	749	233	174	18	12	288	245	1,745	1,180	—	—	1,745	1,180
Income before income taxes	142,111	153,834	135,223	140,254	28,454	30,259	19,428	17,892	325,216	342,239	—	—	325,216	342,239
Income taxes													(40,118)	(38,009)
Income after income taxes													285,098	304,230

The following table presents assets and liabilities of the period ended June 30, 2015 and December 31, 2014 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	13,241,606	11,789,339	11,431,713	10,307,291	3,912,086	4,981,302	619,192	538,445	29,204,597	27,616,377	(240,536)	(176,886)	28,964,061	27,439,491
Current and deferred taxes													209,407	206,337
Total assets													29,173,468	27,645,828

Liabilities	8,889,808	8,419,469	9,712,625	9,664,423	7,676,017	6,754,592	481,055	391,547	26,759,505	25,230,031	(240,536)	(176,886)	26,518,969	25,053,145
Current and deferred taxes													44,996	57,527
Total liabilities													26,563,965	25,110,672

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

7.                           Cash and Cash Equivalents:

(a)                       Cash and cash equivalents and their reconciliation to the statement of cash flows at each period-end are detailed as follows:

	June 2015	December 2014
	MCh$	MCh$
Cash and due from banks:
Cash(*)	549,259	476,429
Current account with the Chilean Central Bank(*)	151,339	147,215
Deposits in other domestic banks	7,478	12,778
Deposits abroad	419,127	278,711
Subtotal - Cash and due from banks	1,127,203	915,133

Net transactions in the course of collection	234,561	303,136
Highly liquid financial instruments	551,764	590,417
Repurchase agreements	41,452	16,892
Total cash and cash equivalents	1,954,980	1,825,578

(*)    Amounts in cash and Central Bank deposits are regulatory reserve deposits for which the Bank must maintain a certain monthly average.

(b)                     Transactions in the course of collection:

Transactions in the course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	June 2015	December 2014
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	232,838	290,866
Funds receivable	404,662	109,215
Subtotal transactions in the course of collection	637,500	400,081

Liabilities
Funds payable	(402,939)	(96,945)
Subtotal transactions in the course of payment	(402,939)	(96,945)
Net transactions in the course of collection	234,561	303,136

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

8.                           Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	June 2015	December 2014
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile:
Central Bank bonds	27,604	13,906
Central Bank promissory notes	2,998	2,996
Other instruments issued by the Chilean Government and Central Bank	23,323	71,968

Other instruments issued in Chile
Promissory notes from deposits in domestic banks	—	—
Mortgage bonds from domestic banks	6	9
Bonds from domestic banks	52	3,197
Deposits in domestic banks	245,092	199,665
Bonds issued in Chile	1,174	1,351
Other instruments issued in Chile	60	366

Instruments issued by foreign institutions
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments:
Funds managed by related companies	260,860	255,013
Funds managed by thirds	—	—
Total	561,169	548,471

“Other instruments issued in Chile” include instruments sold under agreements to repurchase to customers and financial instruments, amounting to MCh$223,195 As of June 30, 2015 (MCh$194,109 as of December 31, 2014).

Agreements to repurchase have an average expiration of 20 days as of period-end (13 days in December 2014).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of MCh$28,545 as of June 30, 2015 (MCh$32,956 as of December 31, 2014), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.                           Cash collateral on securities borrowed and reverse repurchase agreements:

(a)                       The Bank provides financing to its customers through “Receivables from Repurchase Agreements and Security Borrowing”, in which the financial instrument serves as collateral. As of June 30, 2015 and December 31, 2014, the Bank has the following receivables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	820	—	—	—	—	—	—	—	—	—	—	—	820
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	6,862	—	—	—	—	—	—	—	—	—	—	—	6,862	—
Deposits in domestic banks	7,141	—	—	—	—	—	—	—	—	—	—	—	7,141	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	21,665	11,043	6,964	6,291	3,315	9,507	—	—	—	—	—	—	31,944	26,841

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	35,668	11,863	6,964	6,291	3,315	9,507	—	—	—	—	—	—	45,947	27,661

Securities received:

The Bank has received securities that it is allowed to sell or repledge in the absence of default by the owner. As of June 30, 2015 the Bank and its subsidiaries held securities on resell agreements with a fair value of Ch$44,430 million (Ch$27,549 million as of December, 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

9.         Cash collateral on securities lent and repurchase agreements, continued:

(b)                       The Bank obtains financing by selling financial instruments and committing to purchase them at future dates, plus interest at a prefixed rate.  As of June 30, 2015 and December 31, 2014, the Bank has the following payables resulting from such transactions:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Central Bank promissory notes	15,721	25,643	—	—	—	—	—	—	—	—	—	—	15,721	25,643
Other instruments issued by the Chilean Government and Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Other Instruments Issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	3,152	—	—	—	—	—	—	—	—	—	—	—	3,152
Deposits in domestic banks	180,103	220,528	3,807	159	39,435	—	—	—	—	—	—	—	223,345	220,687
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Total	195,824	249,323	3,807	159	39,435	—	—	—	—	—	—	—	239,066	249,482

Securities given:

The carrying amount of securities lent and of “Payables from Repurchase Agreements and Security Lending” as of June 30, 2015 is Ch$221,797 million (Ch$252,465 million in 2014). The counterparty is allowed to sell or repledge those securities in the absence of default by the Bank.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges:

(a)                       As of June 30, 2015 and 2014, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in												Fair value
	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 year and up to 5 years		Over 5 years		Asset		Liability
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Cross currency swap	—	—	—	—	—	—	9,160	15,565	—	11,734	20,179	21,312	—	—	5,876	8,730
Interest rate swap	—	—	10,993	—	—	16,486	23,714	22,488	65,126	59,942	48,349	47,669	104	101	10,900	11,174
Total derivatives held for hedging purposes	—	—	10,993	—	—	16,486	32,874	38,053	65,126	71,676	68,528	68,981	104	101	16,776	19,904

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	—	240,141	137,134	479,164	437,575	310,217	411,283	211,180	237,038	168,433	78,703	17,599	17,596
Total Derivatives held as cash flow hedges	—	—	—	—	240,141	137,134	479,164	437,575	310,217	411,283	211,180	237,038	168,433	78,703	17,599	17,596

Derivatives held-for-trading purposes
Currency forward	5,041,247	4,813,454	4,174,667	4,114,955	7,680,947	6,702,632	707,174	589,179	40,964	38,389		1,802	188,164	140,676	162,015	128,117
Interest rate swap	1,292,877	1,330,696	1,948,683	1,395,103	6,768,302	6,728,804	8,325,075	7,376,807	4,234,947	4,249,358	4,361,947	3,809,968	186,051	210,900	180,062	206,161
Cross currency swap	158,693	109,701	293,589	260,261	1,567,094	1,229,651	1,848,004	2,003,936	1,441,775	1,174,052	2,066,004	2,039,353	450,069	398,943	572,462	485,363
Call currency options	41,660	41,715	19,710	47,586	108,378	69,218	320	182	—	—	—	—	1,785	2,583	3,089	2,249
Put currency options	18,729	34,116	11,124	42,051	72,006	40,897	320	182	—	—	—	—	396	287	319	362
Total derivatives of negotiation	6,553,206	6,329,682	6,447,773	5,859,956	16,196,727	14,771,202	10,880,893	9,970,286	5,717,686	5,461,799	6,427,951	5,851,123	826,465	753,389	917,947	822,252

Total	6,553,206	6,329,682	6,458,766	5,859,956	16,436,868	14,924,822	11,392,931	10,445,914	6,093,029	5,944,758	6,707,659	6,157,142	995,002	832,193	952,322	859,752

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(b)       Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments.  The aforementioned hedge instruments change the effective cost of long-term issuances from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of June 30, 2015 and December 31, 2014:

	June	December
	2015	2014
	MCh$	MCh$
Hedged element
Commercial loans	29,339	48,611
Corporate bonds	148,182	146,585

Hedge instrument
Cross currency swap	29,339	48,611
Interest rate swap	148,182	146,585

(c)       Cash flow Hedges:

(c.1)              The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of obligations with foreign banks, bonds issued abroad, Hong Kong dollars, Peruvian nuevo sol, Swiss franc and Japanese yens. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (CLF) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “interest revenue” of the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge item
Outflows:
Corporate Bond HKD	—	—	(4,197)	—	(5,846)	(9,508)	(20,128)	(19,070)	(68,771)	(66,617)	(281,769)	(268,771)	(380,711)	(363,966)
Corporate Bond PEN	—	—	—	—	—	(622)	(16,005)	(16,442)	(618)	—	—	—	(16,623)	(17,064)
Corporate Bond CHF	(1,216)	(219)	(198)	(1,135)	(108,479)	(5,413)	(421,989)	(317,811)	(209,744)	(344,146)	—	—	(741,626)	(668,724)
Obligation USD	(525)	(498)	(101)	(95)	(164,002)	(156,333)	(64,715)	(61,751)	—	—	—	—	(229,343)	(218,677)
Corportate Bond JPY	—	—	(280)	(271)	(996)	(968)	(59,947)	(58,445)	(68,205)	(41,062)	(26,719)	(51,563)	(156,147)	(152,309)

Hedge instrument
Inflows:
Cross Currency Swap HKD	—	—	4,197	—	5,846	9,508	20,128	19,070	68,771	66,617	281,769	268,771	380,711	363,966
Cross Currency Swap PEN	—	—	—	—	—	622	16,005	16,442	618	—	—	—	16,623	17,064
Cross Currency Swap CHF	1,216	219	198	1,135	108,479	5,413	421,989	317,811	209,744	344,146	—	—	741,626	668,724
Cross Currency Swap USD	525	498	101	95	164,002	156,333	64,715	61,751	—	—	—	—	229,343	218,677
Cross Currency Swap JPY	—	—	280	271	996	968	59,947	58,445	68,205	41,062	26,719	51,563	156,147	152,309

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c.2)              Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	June	December	June	December	June	December	June	December	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge item
Inflows
Cash flows in CLF	2,886	2,892	6,280	490,949	264,380	3,230	527,575	165,707	335,953	442,808	256,234	283,714	1,393,308	1,389,300

Hedge instrument
Outflows
Cross Currency Swap HKD	—	—	(2,998)	(14,578)	(4,388)	—	(14,784)	(7,273)	(59,464)	(59,188)	(225,902)	(224,232)	(307,536)	(305,271)
Cross Currency Swap PEN	—	—	—	(15,978)	(482)	—	(15,969)	(475)	—	—	—	—	(16,451)	(16,453)
Cross Currency Swap JPY	—	—	(996)	(69,059)	(3,530)	(976)	(69,172)	(3,471)	(78,045)	(48,703)	(30,332)	(59,482)	(182,075)	(181,691)
Cross Currency Swap USD	—	—	—	(58,945)	(142,083)	—	(59,201)	(141,795)	—	—	—	—	(201,284)	(200,740)
Cross Currency Swap CHF	(2,886)	(2,892)	(2,286)	(332,389)	(113,897)	(2,254)	(368,449)	(12,693)	(198,444)	(334,917)	—	—	(685,962)	(685,145)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

10.       Derivative Instruments and Accounting Hedges, continued:

(c)       Cash flow Hedges, continued:

Respect to CLF assets hedged, these are revalued monthly according to the variation of the UF, which is equivalent to realize monthly reinvestment of the assets until maturity of the relationship hedging.

(c.3)             Unrealized gain of fair value adjustment for the period 2015 was Ch$3,556 million (Ch$4,672 charge to equity as of June 30, 2014) generated from hedging instruments, which has been recorded in equity. The accumulated net effect for deferred taxes As of June 30, 2015 was a charge to equity of Ch$2,756 million (Ch$3,737 charge to equity as of June 30, 2014).

The accumulated amount for this concept (net of deferred taxes) As of June 30, 2015 correspond to a debit to equity amounted Ch$12,842 million (debit to equity of Ch$10,086 million as of December 31, 2014).

(c.4)             The net effect in income of derivatives cash flow hedges amount to Ch$78,973 million in 2015 (Ch$8,529 debit to income as of June 30, 2014).

(c.5)               As of June 30, 2015 and 2014, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments are mirror one of other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)               As of June 30, 2015 and 2014, the Bank has not hedges of net investments in foreign business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

11.       Loans and advances to Banks:

(a)       Amounts are detailed as follows:

	June 2015	December 2014
	MCh$	MCh$
Domestic Banks
Interbank loans	115,313	170,014
Provisions for loans to domestic banks	(97)	(61)
Subtotal	115,216	169,953
Foreign Banks
Interbank loans	246,790	216,632
Chilean exports trade loans	63,275	93,366
Credits with third countries	145,138	125,061
Provisions for loans to foreign banks	(762)	(755)
Subtotal	454,441	434,304
Central Bank of Chile
Non-available Central Bank deposits	900,000	550,000
Other Central Bank credits	912	1,108
Subtotal	900,912	551,108
Total	1,470,569	1,155,365

(b)                       Provisions for loans to banks are detailed below:

	Bank’s Location
	Chile	Abroad	Total
	MCh$	MCh$	MCh$
Detail
Balance as of January 1, 2014	36	1,256	1,292
Charge-offs	—	—	—
Provisions established	—	—	—
Provisions released	(6)	(569)	(575)
Balance as of June 30, 2014	30	687	717
Charge-offs	—	—	—
Provisions established	31	68	99
Provisions released	—	—	—
Balance as of December 31, 2014	61	755	816
Charge-offs	—	—	—
Provisions established	36	7	43
Provisions released	—	—	—
Balance As of June 30, 2015	97	762	859

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.i)     Loans to Customers:

As of June 30, 2015 and December 31, 2014, the composition of the portfolio of loans is the following:

	As of June 30, 2015
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non- Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,300,805	88,953	332,724	9,722,482	(112,543)	(88,134)	(200,677)	9,521,805
Foreign trade loans	1,399,915	58,401	62,011	1,520,327	(78,289)	(2,597)	(80,886)	1,439,441
Current account debtors	333,985	3,134	3,583	340,702	(4,232)	(4,233)	(8,465)	332,237
Factoring transactions	409,021	1,110	831	410,962	(7,823)	(1,532)	(9,355)	401,607
Commercial lease transactions (1)	1,339,441	17,716	29,489	1,386,646	(6,735)	(12,077)	(18,812)	1,367,834
Other loans and accounts receivable	43,577	284	7,592	51,453	(2,275)	(3,379)	(5,654)	45,799
Subtotal	12,826,744	169,598	436,230	13,432,572	(211,897)	(111,952)	(323,849)	13,108,723
Mortgage loans
Mortgage bonds	57,204	—	4,234	61,438	—	(48)	(48)	61,390
Transferable mortgage loans	91,706	—	2,252	93,958	—	(89)	(89)	93,869
Other residential real estate mortgage loans	5,539,758	—	100,431	5,640,189	—	(27,030)	(27,030)	5,613,159
Credits from ANAP	19	—	—	19	—	—	—	19
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	7,857	—	180	8,037	—	(102)	(102)	7,935
Subtotal	5,696,544	—	107,097	5,803,641	—	(27,269)	(27,269)	5,776,372
Consumer loans
Consumer loans in installments	2,008,870	—	228,048	2,236,918	—	(148,628)	(148,628)	2,088,290
Current account debtors	263,102	—	5,382	268,484	—	(7,691)	(7,691)	260,793
Credit card debtors	879,614	—	27,329	906,943	—	(34,327)	(34,327)	872,616
Consumer lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	91	—	718	809	—	(333)	(333)	476
Subtotal	3,151,677	—	261,477	3,413,154	—	(190,979)	(190,979)	3,222,175
Total	21,674,965	169,598	804,804	22,649,367	(211,897)	(330,200)	(542,097)	22,107,270

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers net, continued:

(a.i)     Loans to Customers, continued:

	As of December 31, 2014
	Assets before Allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provision	Group Provision	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	9,239,021	76,365	308,808	9,624,194	(106,518)	(89,392)	(195,910)	9,428,284
Foreign trade loans	1,131,926	72,208	62,665	1,266,799	(78,619)	(1,480)	(80,099)	1,186,700
Current account debtors	303,906	2,697	3,532	310,135	(3,141)	(4,189)	(7,330)	302,805
Factoring transactions	474,046	3,164	1,525	478,735	(9,283)	(1,361)	(10,644)	468,091
Commercial lease transactions (1)	1,330,752	22,191	28,579	1,381,522	(6,163)	(11,898)	(18,061)	1,363,461
Other loans and accounts receivable	39,274	257	7,320	46,851	(2,298)	(3,426)	(5,724)	41,127
Subtotal	12,518,925	176,882	412,429	13,108,236	(206,022)	(111,746)	(317,768)	12,790,468
Mortgage loans
Mortgage bonds	65,211	—	4,893	70,104	—	(58)	(58)	70,046
Transferable mortgage loans	101,957	—	2,218	104,175	—	(72)	(72)	104,103
Other residential real estate mortgage loans	5,151,358	—	86,273	5,237,631	—	(23,857)	(23,857)	5,213,774
Credits from ANAP	21	—	—	21	—	—	—	21
Other loans and accounts receivable	6,482	—	210	6,692	—	(34)	(34)	6,658
Subtotal	5,325,029	—	93,594	5,418,623	—	(24,021)	(24,021)	5,394,602
Consumer loans
Consumer loans in installments	2,003,452	—	190,697	2,194,149	—	(145,439)	(145,439)	2,048,710
Current account debtors	264,473	—	7,347	271,820	—	(7,331)	(7,331)	264,489
Credit card debtors	856,555	—	26,455	883,010	—	(33,713)	(33,713)	849,297
Other loans and accounts receivable	106	—	704	810	—	(343)	(343)	467
Subtotal	3,124,586	—	225,203	3,349,789	—	(186,826)	(186,826)	3,162,963
Total	20,968,540	176,882	731,226	21,876,648	(206,022)	(322,593)	(528,615)	21,348,033

(1)    In this item, the Bank finances its customers purchases of assets, including real estate and other personal property, through finance lease agreements.  As of June 30, 2015 MCh$622,190 (MCh$615,723 as of December 31, 2014) correspond to finance leases for real estate and MCh$764,456 (MCh$765,799 as of December 31, 2014), correspond to finance leases for other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, net:

(a.ii)    Impaired Portfolio

As of June 30, 2015 and December 31, 2014, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Total		Net assets
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	12,938,784	12,612,620	493,788	495,616	13,432,572	13,108,236	(211,897)	(206,022)	(111,952)	(111,746)	(323,849)	(317,768)	13,108,723	12,790,468
Mortgage loans	5,696,544	5,325,029	107,097	93,594	5,803,641	5,418,623	—	—	(27,269)	(24,021)	(27,269)	(24,021)	5,776,372	5,394,602
Consumer loans	3,151,677	3,124,586	261,477	225,203	3,413,154	3,349,789	—	—	(190,979)	(186,826)	(190,979)	(186,826)	3,222,175	3,162,963
Total	21,787,005	21,062,235	862,362	814,413	22,649,367	21,876,648	(211,897)	(206,022)	(330,200)	(322,593)	(542,097)	(528,615)	22,107,270	21,348,033

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Allowances for loan losses:

Movements in allowances for loan losses during periods 2015 and 2014 are as follows:

	Allowances
	Individual	Group	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2014	182,862	297,616	480,478
Charge-offs:
Commercial loans	(7,678)	(16,833)	(24,511)
Mortgage loans	—	(1,790)	(1,790)
Consumer loans	—	(88,862)	(88,862)
Total charge-offs	(7,678)	(107,485)	(115,163)
Allowances established	30,687	126,543	157,230
Balance as of June 30, 2014	205,871	316,674	522,545
Charge-offs:
Commercial loans	(20,888)	(22,318)	(43,206)
Mortgage loans	—	(1,188)	(1,188)
Consumer loans	—	(95,785)	(95,785)
Total charge-offs	(20,888)	(119,291)	(140,179)
Allowances established	—	—	—
Sales or transfers of credit	21,039	125,210	146,249
Balance as of December 31, 2014	206,022	322,593	528,615
Charge-offs:
Commercial loans	(8,596)	(21,348)	(29,944)
Mortgage loans	—	(1,360)	(1,360)
Consumer loans	—	(105,041)	(105,041)
Total charge-offs	(8,596)	(127,749)	(136,345)
Sales or transfers of credit	14,742	135,356	150,098
Allowances established	(271)	—	(271)
Balance As of June 30, 2015	211,897	330,200	542,097

In addition to these allowances for loan losses, the Bank also establishes a country risk provisions to hedge foreign transactions and additional provisions agreed upon by the Board of Directors, which are presented within liabilities in “Provisions” (Note 24).

Other Disclosures:

1.                  As of June 30, 2015 and December 31, 2014, the Bank and its subsidiaries have made purchases and sales of loan portfolios.  The effect in income is no more than 5% of net income before taxes, as described in Note 12 (d) and (e).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(b)       Allowances for loan losses, continued:

2.                  As of June 30, 2015 and December 31, 2014 the Bank and its subsidiaries have derecognized 100% of its sold loan portfolio and it has been transferred all or substantially all risks and benefits related to these financial assets. (See Note No. 12 letter (e)).

(c)       Finance lease contracts:

The Bank’s scheduled cash flows to be received from finance leasing contracts have the following maturities:

	Total receivable		Unearned income		Net lease receivable(*)
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Due within one year	462,036	465,397	(55,833)	(55,663)	406,203	409,734
Due after 1 year but within 2 years	331,196	328,815	(40,697)	(40,553)	290,499	288,262
Due after 2 years but within 3 years	222,444	220,128	(28,222)	(27,233)	194,222	192,895
Due after 3 years but within 4 years	147,959	144,099	(19,991)	(19,753)	127,968	124,346
Due after 4 years but within 5 years	112,016	107,651	(14,623)	(14,375)	97,393	93,276
Due after 5 years	288,815	296,482	(32,409)	(32,370)	256,406	264,112
Total	1,564,466	1,562,572	(191,775)	(189,947)	1,372,691	1,372,625

(*)    The net balance receivable does not include past-due portfolio totaling MCh$13,955 as of June 30, 2015 (MCh$8,897 as of December 31, 2014).

The leasing contracts are related to industrial machinery, vehicles and computer equipment. The leasing contracts have an average life of between 3 and 8 years.

(d)                       Purchase of credits:

During 2015 the Bank acquired loans portfolio whose nominal value amounted to Ch$47,934 million.  There are not purchases of credit in 2014.

(e)                        Sale or transfer of credits from the loans to customers:

During the period 2015 and 2014 Banco de Chile has carried out transactions of sale or transfer of the loan portfolio, according the following:

As of June 30, 2015
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$

310	(271)	310	271

As of June 30, 2014
Carrying amount	Allowances	Sale price	Effect on income (loss) gain
MCh$	MCh$	MCh$	MCh$
426,701	(14)	426,701	14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

12.       Loans to Customers, continued:

(f)                         Securitization of own assets

During the period 2014 and June 2015, there is no transactions of securitization of own assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities:

As of June 30, 2015 and December 31, 2014, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	June 2015			December 2014
	Available- for-sale	Held to maturity	Total	Available- for -sale	Held to maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Chilean Government and Central Bank	15,661	—	15,661	28,795	—	28,795
Promissory notes issued by the Chilean Government and Central Bank	191,476	—	191,476	149,755	—	149,755
Other instruments	43,540	—	43,540	160,774	—	160,774

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	91,941	—	91,941	96,294	—	96,294
Bonds from domestic banks	75,794	—	75,794	251,231	—	251,231
Deposits from domestic banks	633,378	—	633,378	657,467	—	657,467
Bonds from other Chilean companies	19,488	—	19,488	29,519	—	29,519
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments	164,889	—	164,889	162,829	—	162,829

Instruments issued abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	68,255	—	68,255	63,525	—	63,525
Total	1,304,422	—	1,304,422	1,600,189	—	1,600,189

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

13.       Investment Securities, continued:

Instruments issued by the Chilean Government and Central Bank include instruments with agreements to repurchase sold to clients and financial institutions; totaling MCh$15,688, as of June 30, 2015 (MCh$25,673 as of December 31, 2014).  The agreements to repurchase have an average maturity of 4 days as of June 30, 2015 (average maturity of 4 days as of December 31, 2014).

In instruments issued by other Chilean institutions are included instruments sold by repurchase agreements to clients and financial institutions, totaling MCh$15 million as of June 30, 2015 (Ch$14 million as of December 31, 2014). The agreements to repurchase have an average maturity of 4 days as of June 30, 2015 (average maturity of 5 days as of December 31, 2014).

In instruments issued abroad are included mainly bank bonds and shares and equity investments instruments.

As of June 30, 2015, the portfolio of financial assets available-for-sale includes a net unrealized gain of MCh$39,211, net of tax (net unrealized gain of MCh$33,962 as of December 31, 2014), recorded in other comprehensive income within equity.

During 2015 and 2014, there is no evidence of impairment of financial assets available-for-sale.

Realized gains and losses are calculated as the proceeds from sales less the cost (specific identification method) of the investments identified as available-for-sale. In addition, any unrealized gain or loss previously recognized in equity for these investments is reversed and recorded in the Consolidated Statements of Comprehensive Income.

Gross profits and losses realized on the sale of available-for-sale investments as of June 30, 2015 and 2014 are shown in Note 30 “Net Financial Operating Income”.

Gross profits and losses realized and unrealized on the sale of available-for-sale investments for the six-month period ended as of June 30, 2015 and 2014 are as follows:

	June 2015	June 2014
	MCh$	MCh$

Unrealized (losses)/profits during the period	15,911	15,237
Realized losses/(profits) (reclassified)	(9,208)	(10,650)
Subtotal unrealized during the period	6,703	4,587
Income tax	(1,454)	(917)
Total unrealized during the period	5,249	3,670

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies:

(a)                       This item includes investments in other companies for an amount of MCh$26,425 as of June 30, 2015 (MCh$25,312 as of December 31, 2014), which is detailed as follows:

						Investment
		Ownership Interest		Equity		Book Value		Income (Loss)
		June	December	June	December	June	December	June	June
		2015	2014	2015	2014	2015	2014	2015	2014
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	37,458	34,177	9,797	8,939	752	99
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	11,828	11,145	2,366	2,229	137	121
Soc.Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	25.81	25.81	8,815	8,253	2,275	2,130	207	302
Redbanc S.A.	Banco de Chile	38.13	38.13	5,320	4,969	2,029	1,895	180	293
Sociedad Imerc OTC S.A.	Banco de Chile	11.48	11.48	9,768	10,899	1,122	1,252	(130)	(64)
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	2,817	2,615	939	871	74	86
Soc.Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	4,679	4,643	702	696	49	46
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	2,319	2,401	622	644	(11)	56
Subtotal Associates				83,004	79,102	19,852	18,656	1,258	939

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	7,455	7,281	3,726	3,641	87	(65)
Artikos Chile S.A.	Banco de Chile	50.00	50.00	1,149	1,491	575	746	103	54
Subtotal Joint Ventures				8,604	8,772	4,301	4,387	190	(11)

Subtotal				91,608	87,874	24,153	23,043	1,448	928

Investments valued at cost(1)
Bolsa de Comercio de Santiago S.A.						1,646	1,646	270	230
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)						309	309	27	22
Bolsa Electrónica de Chile S.A.						257	257	—	—
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)						52	49	—	—
CCLV Contraparte Central S.A.						8	8	—	—
Subtotal						2,272	2,269	297	252
Total						26,425	25,312	1,745	1,180

(1)    Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

14.       Investments in Other Companies, continued:

(b)                       The reconciliation between opening and ending balance of investments in other companies that are not consolidated in 2015 and 2014 are detailed as follows:

	June 2015	June 2014
	MCh$	MCh$

Balance as of January1,	25,312	16,670
Acquisition of investments	—	6,608
Participation in net income	1,448	928
Dividends receivable	(137)	(162)
Dividends received	(632)	(195)
Payment of dividends	434	147
Balance as of June 30,	26,425	23,996

(c)                        During the six-month period ended as of June 30, 2015 and December 31, 2014 no impairment has incurred in these investments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.       Intangible Assets:

(a)       As of June 30, 2015 and December 31, 2014 intangible assets are detailed as follows:

	Years						Accumulated
	Useful Life		Remaining amortization		Gross balance		Amortization and Impairment		Net balance
	June	December	June	December	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
					MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of intangible asset:

Goodwill:
Investments in other companies	—	—	—	—	4,138	4,138	(4,138)	(4,138)	—	—
Other Intangible Assets:

Software or computer programs	6	6	4	4	96,073	92,225	(69,249)	(65,632)	26,824	26,593
Intangible assets arising from business combinations	—	—	—	—	1,740	1,740	(1,740)	(1,740)	—	—
Total					101,951	98,103	(75,127)	(71,510)	26,824	26,593

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(b)                       Movements in intangible assets during the six-month period ended as of June 30, 2015 and December 31, 2014 are as follows:

	June 2015
	Goodwill: Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	4,138	92,225	1,740	—	98,103
Acquisition	—	4,529	—	—	4,529
Disposals/ write-downs	—	(681)	—	—	(681)
Reclassifications	—	—	—	—	—
Impairment loss(*)	—	—	—	—	—
Total	4,138	96,073	1,740	—	101,951

Accumulated Amortization
Balance as of January 1, 2015	(4,138)	(65,632)	(1,740)	—	(71,510)
Amortization for the period(*)	—	(4,298)	—	—	(4,298)
Disposals/ write-downs	—	681	—	—	681
Reclassifications	—	—	—	—	—
Total	(4,138)	(69,249)	(1,740)	—	(75,127)
Balance as of June 30, 2015	—	26,824	—	—	26,824

	December 2014
	Goodwill: Investments in other companies	Software or computer programs	Intangible assets arising from business combinations	Other intangible	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	4,138	86,986	1,740	501	93,365
Acquisition	—	5,382	—	—	5,382
Disposals/ write-downs	—	(504)	—	—	(504)
Reclassifications	—	481	—	(501)	(20)
Impairment loss(*)	—	(120)	—	—	(120)
Total	4,138	92,225	1,740	—	98,103

Accumulated Amortization
Balance as of January 1, 2014	(4,138)	(57,767)	(1,740)	(49)	(63,694)
Amortization for the period(*)	—	(8,352)	—	—	(8,352)
Disposals/ write-downs	—	498	—	—	498
Reclassifications	—	(11)	—	49	38
Total	(4,138)	(65,632)	(1,740)	—	(71,510)
Balance as of December 31, 2014	—	26,593	—	—	26,593

(*)                       See Note No. 35 Depreciation, amortization and impairment.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

15.                    Intangible Assets, continued:

(c)                        As of June 30, 2015 and December 31, 2014, the Bank has the following technological developments:

	Amount of Commitment
	June	December
	2015	2014
Detail	MCh$	MCh$

Software and licenses	5,913	3,508

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment:

(a)                       The detail of this item as of June 30, 2015 and December 31, 2014, is as follow:

	Gross balance		Accumulated depreciation		Net balance
	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type Property and equipment:

Land and Buildings	175,490	175,333	(41,273)	(40,395)	134,217	134,938
Equipment	158,194	151,911	(124,771)	(119,842)	33,423	32,069
Others	158,052	154,195	(119,364)	(115,799)	38,688	38,396
Total	491,736	481,439	(285,408)	(276,036)	206,328	205,403

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(b)                       As of June 30, 2015 and December 31, 2014, this account and its movements are detailed as follows:

	June 2015
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2015	175,333	151,911	154,195	481,439
Additions	383	6,442	4,471	11,296
Disposals/write-downs	(226)	(147)	(625)	(998)
Transfers	—	(11)	11	—
Impairment loss (*) (***)	—	(1)	—	(1)
Total	175,490	158,194	158,052	491,736

Accumulated Depreciation
Balance as of January 1, 2015	(40,395)	(119,842)	(115,799)	(276,036)
Depreciation charges in the period (*)(**)	(1,103)	(5,072)	(4,029)	(10,204)
Sales and disposals in the period	225	142	465	832
Transfers	—	1	(1)	—
Total	(41,273)	(124,771)	(119,364)	(285,408)
Balance as of June 30, 2015	134,217	33,423	38,688	206,328

	December 2014
	Land and Buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2014	175,849	137,827	147,397	461,073
Reclasification	—	—	(200)	(200)
Acquisitions	—	22,776	8,737	31,513
Disposals	(516)	(7,807)	(971)	(9,294)
Transfers	—	485	(485)	—
Impairment loss (*)(***)	—	(1,370)	(283)	(1,653)
Total	175,333	151,911	154,195	481,439

Acumulated Depreciation
Balance as of January 1, 2014	(38,717)	(116,081)	(108,697)	(263,495)
Transfers	—	(286)	286	—
Depreciation of period (*) (**)	(2,195)	(11,283)	(8,290)	(21,768)
Disposals and sales of period	517	7,808	902	9,227
Total	(40,395)	(119,842)	(115,799)	(276,036)
Balance as of December 31, 2014	134,938	32,069	38,396	205,403

(*)                       See Note No. 35 Depreciation, Amortization and Impairment.

(**)                This amount does not include depreciation charges of the period for investments properties. This amount is included in item “Other Assets” for MCh$190 (MCh$381 as of December 31, 2014).

(***)         This amount does not include charge-offs provision of Property and Equipment of MCh$57 million (Ch$312 million as of December 31, 2014)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

16.                    Property and equipment, continued:

(c)                        As of June 30, 2015 and 2014, the Bank has operating lease agreements in which it acts as lessee that cannot be terminated unilaterally; information on future payments is detailed as follows:

		June 2015
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	15,122	2,552	5,098	20,185	39,248	28,185	43,336	138,604

		June 2014
	Expense for the period	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Lease Agreements	14,710	2,338	4,660	18,504	38,086	27,563	45,544	136,695

As these lease agreements are operating leases under IAS 17 the leased assets are not presented in the Bank’s Interim Condensed Consolidated Statement of Financial Position.

The Bank has entered into commercial leases of real estate. These leases have an average life of 10 years. There are no restrictions placed upon the lessee by entering into the lease.

(d)                       As of June 30, 2015 and 2014, the Bank does not have any finance lease agreements as lessee and, therefore, there are no property and equipment balances to be reported from such transactions as of June 30, 2015 and as of December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes:

(a)                       Current Taxes:

As of each period end, the Bank and its subsidiaries have established a First Category Income Tax Provision determined in accordance with current tax laws.  This provision is presented net of recoverable taxes, detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Income taxes	48,702	106,550
Tax Previous year	—	—
Tax on non-deductible expenses (35%)	1,610	1,802
Less:
Monthly prepaid taxes (PPM)	(38,534)	(83,050)
Credit for training expenses	(66)	(1,818)
Contributions Real Estate	—	(1,597)
Others	(2,882)	(2,857)
Total	8,830	19,030

Tax rate	22.50%	21.00%

	June	December
	2015	2014
	MCh$	MCh$

Current tax assets	3,137	3,468
Current tax liabilities	(11,967)	(22,498)
Total tax receivable (payable)	(8,830)	(19,030)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes, continued:

(b)                     Income Tax:

The Bank’s tax expense recorded for the six-month period ended as of June 30, 2015 and 2014 as follows:

	June	June
	2015	2014
	MCh$	MCh$
Income tax expense:
Current year taxes	47,902	48,111
Tax from previous period	(1,851)	1,050
Subtotal	46,051	49,161
Credit (charge) for deferred taxes:
Origin and reversal of temporary differences	(3,129)	(11,643)
Effect of exchange rates on deferred tax	(3,626)	—
Subtotal	(6,755)	(11,643)
Non deductible expenses (Art. 21 Income Tax Law)	1,610	665
Others	(788)	(174)
Net charge to income for income taxes	40,118	38,009

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(c)                      Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of June 30, 2015 and 2014:

	June		June
	2015		2014
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	22.50	73,174	20.00	68,448
Additions or deductions	(5.42)	(17,614)	(4.37)	(14,963)
Price-level restatement	(2.97)	(9,674)	(5.17)	(17,696)
Non-deductible expenses tax	0.50	1,610	0.19	665
Tax from previous periods	(0.57)	(1,851)	0.31	1,050
Effect of changes in tax rate	(1.12)	(3,626)	—	—
Other	(0.58)	(1,901)	0.15	505
Effective rate and income tax expense	12.34	40,118	11.11	38,009

The effective rate for income tax for the period ended as of June 30, 2015 is 12.34% (11.11% in June 2014).

On September 29, 2014, Law 20,780 was issued and published in the Diario Oficial amending the Taxation System of Income and introducing various adjustments in the tax system. In the third paragraph of Article 14 of the new law indicates that companies that do not exercise the option of regime change that by default corresponds to the semi-integrated, must modify transiently the first category tax rate according to the following:

Year	Rate
2014	21.00%
2015	22.50%
2016	24.00%
2017	25.50%
2018	27.00%

The effect on income by deferred taxes produced by the tax rate change was a credit in income for an amount of Ch$3,626 million.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current and Deferred Taxes, continued:

(d)                     Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their financial statements.

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balances as of December	Effect		Balances as of
	31, 2014	Income	Equity	June 31, 2015
	MCh$	MCh$	MCh$	MCh$

Debit Differences:
Allowances for loan losses	146,562	5,861	—	152,423
Repurchase agreements	—	105	—	105
Personnel provisions	9,314	(5,022)	—	4,292
Staff vacation	5,489	287	—	5,776
Accrued interests and indexation adjustments from impaired loans	3,738	47	—	3,785
Staff severance indemnities provisions	1,460	(166)	—	1,294
Provision of credit cards expenses	10,637	856	—	11,493
Provision of accrued expenses	11,466	1,086	99	12,651
Other adjustments	14,203	248	—	14,451
Total debit differences	202,869	3,302	99	206,270

Credit Differences:
Depreciation and price-level restatement of property and equipment	14,304	(669)	—	13,635
Adjustment for valuation of financial assets available-for-sale	9,860	—	1,454	11,314
Leasing equipment	2,992	(2,992)	—	—
Transitory assets	2,478	2,060	—	4,538
Adjustment for derivative instruments	13	(13)	—	—
Loans accrued effective rate	2,308	(138)	—	2,170
Other adjustments	3,074	(1,701)	(1)	1,372
Total credit differences	35,029	(3,453)	1,453	33,029

Deferred tax assets (liabilities), net	167,840	6,755	(1,354)	173,241

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

17.                    Current Taxes and Deferred Taxes, continued:

(d)                      Effect of deferred taxes on income and equity:

The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

	Balance as of			Balance as of			Balance as of
	December	Effect		June 30,	Effect		December
	31, 2013	Income	Equity	2014	Income	Equity	31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	108,102	6,641	—	114,743	31,819	—	146,562
Obligations with agreements to repurchase	205	(205)	—	—	—	—	—
Personnel provisions	5,747	(1,574)	—	4,173	5,141	—	9,314
Staff vacations	4,379	140	—	4,519	970	—	5,489
Accrued interest and indexation adjustments impaired due loans	2,413	545	—	2,958	780	—	3,738
Staff severance indemnities provision	971	15	—	986	371	103	1,460
Provisions of credit card expenses	6,493	1,226	—	7,719	2,918	—	10,637
Provisions of accrued expenses	7,731	2,238	—	9,969	1,497	—	11,466
Other adjustments	9,863	1,729	—	11,592	2,611	—	14,203
Total debit differences	145,904	10,755	—	156,659	46,107	103	202,869

Credit differences:

Depreciation of property and equipment and investment properties	14,436	(1,848)	—	12,588	1,716	—	14,304
Adjustment for valuation financial assets available-for-sale	7,343	—	917	8,260	—	1,600	9,860
Leasing equipment	8,500	(161)	—	8,339	(5,347)	—	2,992
Transitory assets	2,739	938	—	3,677	(1,199)	—	2,478
Derivatives instruments adjustment	138	(138)	—	—	13	—	13
Accrued interest to effective rate	1,046	—	—	1,046	1,262	—	2,308
Other adjustments	2,367	321	—	2,688	386	—	3,074
Total credit differences	36,569	(888)	917	36,598	(3,169)	1,600	35,029
Total Assets (Liabilities) net	109,335	11,643	(917)	120,061	49,276	(1,497)	167,840

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets:

(a)                     Item detail:

At the end of each period, other assets are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Assets held for leasing(*)	99,978	87,100

Assets received or awarded as payment(**)
Assets awarded in judicial sale	3,404	3,014
Assets received in lieu of payment	68	934
Provision for assets received in lieu of payment	(118)	(207)
Subtotal	3,354	3,741

Other Assets
Deposits by derivatives margin	152,170	143,379
Other accounts and notes receivable	75,363	16,124
Servipag available funds	17,888	14,621
Investment properties	15,746	15,937
Documents intermediated(***)	14,524	23,049
Prepaid expenses	12,157	6,240
Recoverable income taxes	8,318	8,356
VAT receivable	8,237	9,731
Commissions receivable	6,643	4,931
Transaction in progress	3,243	2,733
Rental guarantees	1,643	1,617
Recovered leased assets for sale	1,218	692
Materials and supplies	632	607
Accounts receivable for sale of assets received in lieu of payment	388	769
Others	33,900	15,430
Subtotal	352,070	264,216
Total	455,402	355,057

(*)                       These correspond to property and equipment to be given under a finance lease.

(**)               Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must at no time exceed, in the aggregate, 20% of the Bank’s effective equity. These assets represent 0.0021% (0.0287% as of December 31, 2014) of the Bank’s effective equity.

The assets awarded at judicial sale are assets that have been acquired as payment of debts previously owed towards the Bank. The assets awarded at judicial sales are not subject to the aforementioned requirement, These properties are non- current assets available-for-sale. For most assets, the sale is expected to be completed within one year from the date on which the asset was received or acquired. If the asset in question is not sold within the year, it must be written off.

The provision for assets received in lieu of payment is recorded as indicated in the Compendium of Accounting Standards, which indicate to recognize a provision for the difference between the initial value plus any additions and its realizable value when the former is greater.

(***)        This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

18.                    Other Assets, continued:

(b)                       Movements in the provision for assets received in lieu of payment during the six-month period ended as of June 30, 2015 and 2014 are detailed as follows:

MCh$

Balance as of January 1, 2014	46
Provisions used	(38)
Provisions established	52
Provisions released	—
Balance as of June 30, 2014	60
Provisions used	(61)
Provisions established	208
Provisions released	—
Balance as of December 31, 2014	207
Provisions used	(166)
Provisions established	77
Provisions released	—
Balance as of June 30, 2015	118

19.                    Current accounts and Other Demand Deposits:

At the end of each period, current accounts and other demand deposits are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Current accounts	5,940,798	5,786,805
Other demand deposits	844,927	680,097
Other demand deposits and accounts	426,983	466,777
Total	7,212,708	6,933,679

20.                    Savings accounts and Time Deposits:

At the end of each period, savings accounts and time deposits are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Time deposits	9,553,852	9,450,224
Term savings accounts	200,901	188,311
Other term balances payable	135,348	82,711
Total	9,890,101	9,721,246

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions:

(a)                     At the end of each period, borrowings from financial institutions are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Domestic banks	—	—

Foreign banks
Foreign trade financing
Citibank N.A.	265,731	141,633
Wells Fargo Bank	165,672	83,015
HSBC Bank	163,529	155,135
Bank of Montreal	147,152	139,548
Bank of America	130,928	126,004
The Bank of New York Mellon	118,665	57,581
Canadian Imperial Bank Of Commerce	105,656	69,750
ING Bank	54,423	30,309
Standard Chartered Bank	51,492	106,659
Toronto Dominion Bank	47,969	45,489
Bank of Nova Scotia	31,976	38,804
Zuercher Kantonalbank	6,421	6,088
Commerzbank A.G.	978	1,631
Royal Bank of Scotland	—	10,924
Mercantil Commercebank	—	6,070
Deutsche Bank Trust Company	—	48,037
Others	1,868	1,526

Borrowings and other obligations
China Development Bank	7,995	15,165
Citibank N.A.	5,492	12,389
Deutsche Bank	4,515	—
Wells Fargo Bank	1,100	—
Banco Nacional de México	1,084	—
Others	2,109	2,950
Subtotal	1,314,755	1,098,707

Chilean Central Bank	7	9

Total	1,314,762	1,098,716

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

21.                    Borrowings from Financial Institutions, continued:

(b)                     Chilean Central Bank Obligations

Debts to the Central Bank of Chile include credit lines for the renegotiation of loans and other Central Bank borrowings.

The outstanding amounts owed to the Central Bank of Chile under these credit lines are as follows:

	June 2015	December 2014
	MCh$	MCh$

Borrowings and other obligations	—	—
Total credit lines for the renegotiation of loans	7	9
Total	7	9

22.                    Debt Issued:

At the end of each period, debt issued is detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Mortgage bonds	53,773	64,314
Bonds	4,782,881	4,223,047
Subordinated bonds	771,174	770,595
Total	5,607,828	5,057,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of June 30, 2015, Banco de Chile issued bonds by an amount of MCh$1,125,714, of which corresponds to Unsubordinated bonds and commercial papers by an amount of MCh$459,765 million and MCh$665,949 respectively, according to the following details:

Bonds

Serie	Amount MCh$	Terms Years	Rate %	Currency	Issue date	Maturity date

BCHIAI0213	17,132	6	3.40	UF	02/17/2015	02/17/2021
BCHIAM0413	40,425	8	3.60	UF	02/20/2015	02/20/2023
BCHIAB1211	80,282	15	3.50	UF	27/02/2015	02/27/2030
BCHIAM0413	4,881	8	3.60	UF	03/13/2015	03/13/2023
BCHIAM0413	5,972	8	3.60	UF	03/19/2015	03/19/2023
BCHIAM0413	11,225	8	3.60	UF	04/06/2015	04/06/2023
BCHIAM0413	2,673	8	3.60	UF	04/07/2015	04/07/2023
BCHIAZ0613	53,874	14	3.60	UF	04/17/2015	04/17/2029
BONO USD	30,596	6	LIBOR 3 M + 0.69	USD	04/30/2015	04/30/2021
BCHIAM0413	15,242	8	3.60	UF	05/08/2015	05/08/2023
BCHIAP0213	29,715	9	3.60	UF	05/15/2015	05/15/2024
BCHIAP0213	7,435	9	3.60	UF	05/18/2015	05/18/2024
BCHIAP0213	2,658	9	3.60	UF	05/22/2015	05/22/2024
BCHIAP0213	13,308	9	3.60	UF	05/27/2015	05/27/2024
BCHIAO0713	14,072	8	3.40	UF	06/09/2015	06/09/2023
BCHIAO0713	21,146	8	3.40	UF	06/10/2015	06/10/2023
BCHIAO0713	4,518	8	3.40	UF	06/15/2015	06/15/2023
BCHIAO0713	4,653	8	3.40	UF	06/16/2015	06/16/2023
BCHIAO0713	10,639	8	3.40	UF	06/18/2015	06/18/2023
BCHIAO0713	9,315	8	3.40	UF	06/23/2015	06/23/2023
BCHIAW0213	80,004	13	3.60	UF	06/25/2015	06/25/2028
Total as of June 30, 2015	459,765

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Series	MCh$	Interest rate	Currency	Issued date	Maturity date

MERRILL LYNCH	15,425	0.32	USD	01/05/2015	04/06/2015
GOLDMAN SACHS	15,380	0.33	USD	01/07/2015	04/09/2015
GOLDMAN SACHS	30,638	0.33	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	12,255	0.32	USD	01/08/2015	04/08/2015
WELLS FARGO BANK	3,077	0.43	USD	01/12/2015	07/13/2015
MERRILL LYNCH	9,421	0.46	USD	01/21/2015	07/21/2015
MERRILL LYNCH	9,421	0.60	USD	01/21/2015	10/16/2015
JP.MORGAN CHASE	49,944	0.37	USD	01/22/2015	04/22/2015
WELLS FARGO BANK	16,262	0.32	USD	02/10/2015	05/11/2015
WELLS FARGO BANK	2,502	0.47	USD	02/10/2015	08/10/2015
JP.MORGAN CHASE	48,215	0.35	USD	03/03/2015	06/02/2015
WELLS FARGO BANK	4,393	0.82	USD	03/06/2015	03/04/2016
MERRILL LYNCH	15,690	0.42	USD	03/06/2015	08/06/2015
JP.MORGAN CHASE	31,395	0.35	USD	03/09/2015	06/08/2015
WELLS FARGO BANK	2,569	0.48	USD	03/17/2015	09/14/2015
MERRILL LYNCH	4,975	0.42	USD	03/20/2015	08/06/2015
MERRILL LYNCH	3,122	0.48	USD	03/23/2015	09/17/2015
JP.MORGAN CHASE	31,951	0.38	USD	03/23/2015	06/22/2015
WELLS FARGO BANK	25,079	0.35	USD	03/30/2015	06/30/2015
JP.MORGAN CHASE	37,467	0.48	USD	04/06/2015	10/02/2015
JP.MORGAN CHASE	14,519	0.38	USD	04/06/2015	07/06/2015
GOLDMAN SACHS	42,858	0.35	USD	04/08/2015	07/08/2015
CITIBANK N.A.	15,506	0.35	USD	04/10/2015	07/06/2015
JP.MORGAN CHASE	16,524	0.40	USD	04/17/2015	08/17/2015
JP.MORGAN CHASE	49,536	0.40	USD	04/22/2015	08/03/2015
WELLS FARGO BANK	15,856	0.34	USD	05/11/2015	08/10/2015
JP.MORGAN CHASE	48,721	0.40	USD	06/02/2015	09/02/2015
JP.MORGAN CHASE	31,567	0.40	USD	06/08/2015	09/08/2015
WELLS FARGO BANK	3,796	0.52	USD	06/19/2015	12/16/2015
JP.MORGAN CHASE	32,321	0.36	USD	06/22/2015	09/17/2015
WELLS FARGO BANK	2,620	0.27	USD	06/30/2015	09/17/2015
WELLS FARGO BANK	10,162	0.37	USD	06/30/2015	10/02/2015
WELLS FARGO BANK	12,782	0.59	USD	06/30/2015	01/05/2016
Total as of June 30, 2015	665,949

As of June 30, 2015 the Bank has no issued subordinated bonds.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

During the period ended as of December 31, 2014, Banco de Chile issued bonds by an amount of MCh$1,826,552, of which corresponds to Unsubordinated bonds and commercial papers by an amount of MCh$736,212 and MCh$1,090,340 respectively, according to the following details:

Bonds

Series	MCh$	Term (years)	Interest rate	Currency	Issued date	Maturity date

BCHIAJ0413	72,444	7	3.40	UF	01/27/2014	01/27/2021
BCHIAH0513	47,861	5	3.40	UF	01/27/2014	01/27/2019
BCHIAL0213	96,796	8	3.60	UF	02/10/2014	02/10/2022
BONO CHF	95,198	2	3M Libor + 0.75	CHF	02/28/2014	02/28/2016
BONO CHF	79,332	5	1.25	CHF	02/28/2014	02/28/2019
BONO JPY	11,226	5	0.98	JPY	03/18/2014	03/18/2019
BCHIUN1011	7,314	7	3.20	UF	04/16/2014	04/16/2021
BONO HKD	43,044	6	3.08	HKD	04/16/2014	04/16/2020
BCHIUN1011	12,224	7	3.20	UF	04/22/2014	04/22/2021
BCHIAA0212	49,986	14	3.50	UF	04/29/2014	04/29/2028
BONO JPY	27,383	8	1.01	JPY	04/29/2014	04/29/2022
BCHIAA0212	26,110	14	3.50	UF	07/22/2014	07/22/2028
BCHIAY0213	79,979	14	3.60	UF	07/31/2014	07/31/2028
BONO JPY	28,133	6	0.55	JPY	08/06/2014	08/06/2020
BCHIAI0213	50,481	6	3.40	UF	08/12/2014	08/12/2020
BCHIAI0213	2,813	6	3.40	UF	09/15/2014	09/15/2020
BCHIAI0213	1,022	6	3.40	UF	09/16/2014	09/16/2020
BCHIAI0213	1,664	6	3.40	UF	09/24/2014	09/24/2020
BCHIAI0213	3,202	6	3.40	UF	10/02/2014	10/02/2020
Total as of December 31, 2014	736,212

As of December 31, 2014 the Bank has no issued subordinated bonds.

The Bank has not had breaches of capital and interest with respect to its debts instruments and has complied with its debt covenants and other compromises related to debt issued during periods 2015 and 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

22.                    Debt Issued, continued:

Commercial Papers

Counterparty	MCh$	Interest rate	Currency	Issued date	Maturity date

Citibank N,A,	10,888	0.30	USD	01/21/2014	04/22/2014
Goldman Sachs	27,220	0.30	USD	01/21/2014	04/22/2014
Merrill Lynch	10,888	0.30	USD	01/21/2014	04/22/2014
Citibank N,A,	2,712	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	13,558	0.30	USD	01/22/2014	05/14/2014
Wells Fargo Bank	27,117	0.30	USD	01/22/2014	05/14/2014
JP Morgan Chase	22,384	0.30	USD	02/05/2014	05/06/2014
Citibank N,A,	11,192	0.30	USD	02/05/2014	05/06/2014
Merrill Lynch	11,192	0.30	USD	02/05/2014	05/06/2014
Goldman Sachs	11,192	0.30	USD	02/05/2014	05/06/2014
Wells Fargo Bank	3,910	0.50	USD	03/06/2014	03/06/2015
Wells Fargo Bank	55,121	0.25	USD	05/14/2014	08/12/2014
Goldman Sachs	11,024	0.23	USD	05/28/2014	09/02/2014
Merrill Lynch	11,024	0.23	USD	05/28/2014	09/02/2014
Wells Fargo Bank	27,453	0.27	USD	05/29/2014	09/03/2014
JP Morgan Chase	54,984	0.30	USD	05/30/2014	09/03/2014
Wells Fargo Bank	21,994	0.38	USD	05/30/2014	09/26/2014
JP Morgan Chase	27,658	0.29	USD	06/04/2014	09/10/2014
Merrill Lynch	13,829	0.50	USD	06/04/2014	03/06/2015
JP Morgan Chase	27,710	0.31	USD	06/10/2014	09/15/2014
JP Morgan Chase	3,329	0.65	USD	06/11/2014	06/10/2015
Merrill Lynch	5,526	0.50	USD	06/23/2014	03/20/2015
Wells Fargo Bank	11,067	0.30	USD	07/08/2014	10/08/2014
Goldman Sachs	27,669	0.30	USD	07/08/2014	10/08/2014
JP Morgan Chase	55,337	0.30	USD	07/08/2014	09/26/2014
JP Morgan Chase	33,263	0.52	USD	07/11/2014	04/06/2015
Wells Fargo Bank	17,284	0.28	USD	08/12/2014	11/12/2014
Wells Fargo Bank	15,556	0.64	USD	08/12/2014	08/06/2015
Wells Fargo Bank	20,155	0.30	USD	08/13/2014	12/11/2014
JP Morgan Chase	58,860	0.31	USD	09/03/2014	12/03/2014
Wells Fargo Bank	52,974	0.35	USD	09/03/2014	01/12/2015
JP Morgan Chase	29,529	0.31	USD	09/10/2014	12/09/2014
JP Morgan Chase	29,812	0.31	USD	09/15/2014	12/15/2014
JP Morgan Chase	59,860	0.31	USD	09/26/2014	12/23/2014
Wells Fargo Bank	23,944	0.31	USD	09/26/2014	12/29/2014
Goldman Sachs	29,650	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	11,860	0.31	USD	10/08/2014	01/09/2015
Wells Fargo Bank	17,815	0.32	USD	11/12/2014	02/10/2015
JP Morgan Chase	47,664	0.35	USD	12/03/2014	03/03/2015
JP Morgan Chase	13,366	0.58	USD	12/03/2014	08/28/2015
JP Morgan Chase	30,690	0.35	USD	12/09/2014	03/09/2015
JP Morgan Chase	35,928	0.35	USD	12/15/2014	03/16/2015
Wells Fargo Bank	16,693	0.40	USD	12/15/2014	04/13/2015
Wells Fargo Bank	15,177	0.58	USD	12/29/2014	08/26/2016
Wells Fargo Bank	24,282	0.33	USD	12/29/2014	03/30/2015
Total as of December 31, 2014	1,090,340

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

23.                    Other Financial Obligations:

At the end of each period, other financial obligations are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Other chilean obligations	134,398	141,729
Public sector obligations	43,399	44,844
Other abroad obligations	—	—
Total	177,797	186,573

24.                    Provisions:

(a)                       At the end of each period, provisions and accrued expenses are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Provision for minimum dividends	175,579	324,588
Provisions for personnel benefits and payroll expenses	56,331	81,515
Provisions for contingent loan risks	54,741	54,077
Provisions for contingencies:
Additional loan provisions(*)	130,256	130,256
Country risk provisions	5,691	2,959
Other provisions for contingencies	8,084	8,319
Total	430,682	601,714

(*)     As of June 30, 2015 there have been no additional provisions (Ch$22,499 during period 2014). See Note No. 24 (b).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(b)                       The following table details the movements in provisions and accrued expenses during the six-month period ended as of June 30, 2015 and December 31, 2014:

	Minimum	Personnel benefits and	Contingent	Additional loan	Country risk provisions and other
	dividends	payroll	loan Risks	provisions	contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2014	324,582	67,943	49,277	107,757	2,339	551,898
Provisions established	164,285	22,452	2,292	10,069	7,701	206,799
Provisions used	(324,582)	(32,951)	—	—	(230)	(357,763)
Provisions released	—	—	—	—	—	—
Balances as of June 30, 2014	164,285	57,444	51,569	117,826	9,810	400,934
Provisions established	160,303	37,931	2,508	12,430	1,468	214,640
Provisions used	—	(13,860)	—	—	—	(13,860)
Provisions released	—	—	—	—	—	—
Balances as of December 31, 2014	324,588	81,515	54,077	130,256	11,278	601,714
Provisions established	175,579	27,875	664	—	2,744	206,862
Provisions used	(324,588)	(53,059)	—	—	(247)	(377,894)
Provisions released	—	—	—	—	—	—
Balances As of June 30, 2015	175,579	56,331	54,741	130,256	13,775	430,682

(c)                      Provisions for personnel benefits and payroll:

	June	December
	2015	2014
	MCh$	MCh$

Vacation accrual	24,142	23,727
Short-term personnel benefits	16,004	29,678
Pension plan- defined benefit plan	10,635	11,471
Other benefits	5,550	16,639
Total	56,331	81,515

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(d)                     Pension plan — Defined benefit plan:

(i)                        Movement in the defined benefit obligations are as follow:

	June	June
	2015	2014
	MCh$	MCh$

Opening defined benefit obligation	11,471	10,696
Increase in provisions	306	487
Benefit paid	(1,142)	(254)
Actuarial gains	—	—
Closing defined benefit obligation	10,635	10,929

(ii)                     Net benefits expenses:

	June	June
	2015	2014
	MCh$	MCh$

Current service cost	(146)	(55)
Interest cost of benefits obligations	452	(542)
Effect of change in actuarial factors	—	—
Net benefit expenses	306	487

(iii)                  Assumptions used to determine pension obligations:

The principal assumptions used in determining pension obligations for the Bank’s plan are shown below:

	June	December
	2015	2014
	%	%

Discount rate	4.38	4.38
Annual salary increase	5.12	5.12
Payment probability	99.99	99.99

The most recent actuarial valuation of the present value of the benefit plan obligation was carried out as of December 31, 2014.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

24.                    Provisions, continued:

(e)                        Movements in provisions for incentive plans:

	June	June
	2015	2014
	MCh$	MCh$

Balances as of January 1,	29,678	32,000
Provisions established	14,748	12,341
Provisions used	(28,422)	(25,959)
Provisions release	—	—
Total	16,004	18,382

(f)                         Movements in vacations accruals:

	June	June
	2015	2014
	MCh$	MCh$

Balances as of January 1,	23,727	21,895
Provisions established	2,872	2,676
Provisions used	(2,457)	(1,978)
Provisions release	—	—
Total	24,142	22,593

(g)                        Employee share-based benefits provision:

As of June 30, 2015 and 2014, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)                       Contingent loan provisions:

As of June 30, 2015 and December 31, 2014, the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$54,741 million (Ch$54,077 million as of December 31, 2014).  See Note No. 26 (d).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

25.                    Other Liabilities:

At the end of each period, other liabilities are detailed as follows:

	June	December
	2015	2014
	MCh$	MCh$

Accounts and notes payable(*)	180,297	121,388
Unearned income	6,339	5,946
Dividends payable	1,140	1,011

Other liabilities
Cobranding	47,383	43,291
Documents intermediated(**)	25,364	45,580
VAT debit	12,635	13,605
Leasing deferred gains	5,181	6,003
Transactions in progress	1,266	1,391
Insurance payments	990	284
Others	10,169	8,583
Total	290,764	247,082

(*)                       Comprises obligations that do not correspond to transactions in the line of business, such as withholding tax, pension and healthcare contributions, insurance payable, balances of prices for the purchase of materials and provisions for expenses pending payment.

(**)                This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments:

(a)                       Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations.  Although these obligations are not recognized in the Interim Condensed Consolidated Statement of Financial Position, they contain credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance-sheet accounts:

	June	December
	2015	2014
	MCh$	MCh$
Contingent loans
Guarantees and surety bonds	526,714	412,474
Confirmed foreign letters of credit	77,863	136,846
Issued letters of credit	150,413	152,582
Bank guarantees	1,677,450	1,576,763
Immediately available credit lines	6,519,010	6,084,098
Other commitments	34,381	14,434

Transactions on behalf of third parties
Collections
Third-party resources managed by the Bank:	235,416	305,384
Financial assets managed on behalf of third parties
Other Financial assets managed on behalf of third parties	9,231	13,153
Financial assets acquired on its own behalf	128,323	67,834
Other Financial assets acquired on its own behalf	—	—

Fiduciary activities
Securities held in safe custody in the Bank	8,293,283	7,488,897
Securities held in safe custody in other entities	6,055,607	4,865,570
Total	23,707,691	21,118,035

The prior information only includes the most significant balances.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(b)                     Lawsuits and legal proceedings:

(b.1)          Legal contingencies within the ordinary course of business:

At the date of issuance of these consolidated financial statements, there are actions filed against the Bank and its subsidiaries related with the ordinary course operations.

Among these actions, there is the following:

•                  Collective action filed by the National Consumer Service (Servicio Nacional del Consumidor) in accordance with Law No. 19,496. This action seeks to challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts.

•                  Collective action filed by the National Corporation of Consumers and Users of Chile (Corporación Nacional de Consumidores y Usuarios de Chile) that challenge some clauses of the “Person Products Unified Agreement” (Contrato Unificado de Productos de Personas) regarding fees on credit lines for overdraft and validity of the tacit consent to changes in fees, charges and other conditions in consumer contracts, along with the outsourcing of certain services related to our clients’ current account data.

•                  Collective action filed by the National Organization of Consumers and Users of Chile (“Organización de Consumidores y Usuarios de Chile”) that requests the Court to declare abusive and void certain provisions of the Person Products Unified Agreement regarding the use of self-service channels (internet, ATMs, telephone banking) and Credit Cards. Such provisions refer to the user’s duty to act with diligence and care with respect to passwords as well as the responsibility they have in case of disclosure to third parties, and the use by such third parties of them.

As of June 30, 2015, the Bank has established provisions for this concept in the amount of MCh$7,835  (MCh$8,073 as of December 31, 2014), recorded within “Provisions” in the Interim Condensed Consolidated Statement of Financial Position. The following table presents estimated date of completion of the respective litigation:

	June 30, 2015
	2015	2016	2017	2018	2019	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	3,656	3,762	35	382	—	7,835

(b.2)          Contingencies for significant lawsuits:

As of June 30, 2015 and December 31, 2014 there are not any significant lawsuits, where the Bank is involved, that affect or may affect these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted:

i.                              In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No. 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established and in that character the Bank has issued bank guarantees totaling UF 2,673,000, maturing January 8, 2016 (UF 2,458,000, maturing on January 9, 2015 as of December 31, 2014).  The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 156,000.

In addition to these guarantees for creating mutual funds, there are other guarantees for a guaranteed return on certain mutual funds, totaling Ch$30,811 million as of June 30, 2015 (Ch$35,861 million as of December 31, 2014).

The details of guarantees are as follow:

	June		December
	2015	Guarantees	2014	Guarantees
Fund	MCh$	Number	MCh$	Number
Mutual Fund Depósito Plus V Guaranted	9,976	001107-7	9,976	001107-7
Mutual Fund Depósito Plus VI Guaranted	5,429	002506-8	5,429	002506-8
Mutual Fund Small Cap USA Guaranted	5,197	008212-5	5,197	008212-5
Mutual Fund Twin Win Europa 103 Guaranted	3,537	006035-1	3,537	006035-1
Mutual Fund Global Stocks Guaranted	2,964	007385-9	2,964	007385-9
Mutual Fund Europa Accionario Guaranted	2,059	006036-9	2,059	006036-9
Mutual Fund Second Best Europa China Guaranted	1,649	007082-7	1,649	007082-7
Mutual Fund Chile Bursátil Guaranted	—	—	5,050	006034-3
Total	30,811		35,861

In compliance to stablished by the Superintendence of Securities and Insurance in letter f) of Circular 1,894 of September 24, 2008, the entity has constituted guarantees, by management portfolio, in benefit of investor.  Such guarantee corresponds to a bank guarantee for UF175,000, with maturity on January 8, 2016.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as Stock Brokerage entity, in conformity with the provisions of Article 30 and subsequent Articles of Law 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros Generales S.A., that matures April 22, 2016, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	June	December
	2015	2014
	MCh$	MCh$
Guarantees:
Shares to secure short-sale transactions in:
Securities Exchange of the Santiago, Stock Exchange	18,347	17,158
Securities Exchange of the Electronic, Stock Exchange of Chile	13,295	8,748

Fixed income securities to ensure system CCLV, Securities Exchange of the Santiago, Stock Exchange	2,998	2,996

Shares to secure loans of shares Chilean Electronic Stock Exchange, Stock Exchange	—	—

Total	34,640	28,902

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(c)                      Guarantees granted, continued:

ii.                          In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the provisions of internal stock market regulations, and for the purpose of securing the broker’s correct performance, the company established a pledge on its share of the Santiago Stock Exchange in favor of that institution, as recorded in Public Deed on September 13, 1990, signed before Santiago public notary Mr. Raul Perry Pefaur, and on its share in the Electronic Stock Exchange of Chile in favor of that institution, as recorded in a contract entered into by both parties on May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with AIG Chile — Compañía de Seguros Generales S.A. that expires January 2, 2016, and that covers employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$10,000,000.

According to disposition of Chilean Central Bank, it was constituted a bank guarantee corresponding to UF10,500, with purposes to comply with the contract SOMA (Contract for Service System Open Market Operations) of Chilean Central Bank. This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of July 17, 2015.

It was constituted a bank guarantee No. 356782-3 corresponds to UF185,000, in benefits of investors with contracts of portfolio management.  This bank guarantee is revaluated in UF to fixed term, not endorsable with maturity of January 8, 2016.

It was constituted a cash guarantee for an amount of US$122,494.32, whose purpose is to comply obligations with Pershing, by operations made through this broker.

iii.                      In subsidiary Banchile Corredores de Seguros Ltda,

According to established in article No. 58, letter D of D.F.L. 251, as of June 30, 2015, the entity maintains two insurance policies that protect it in the face of possible damages that it could affect it, due to infractions of the law, regulations and complementary rules that regulate insurance brokers, and  when the non-compliance is from acts, mistakes or omissions of the brokers, its represents, agent or dependent that participate in the intermediation for Banchile Corredores de Bolsa S.A.

The policies contracted are the following:

Matter insured	Amount Insured (UF)
Responsibility for errors and omissions policy	60,000
Civil responsibility policy	500

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

26.                    Contingencies and Commitments, continued:

(d)                     Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	June	December
	2015	2014
	MCh$	MCh$

Credit lines	34,531	34,715
Bank guarantees	15,818	15,372
Guarantees and surety bonds	3,457	3,009
Letters of credit	575	639
Other commitments	360	342
Total	54,741	54,077

(e)                       In the Eleventh Civil Court of Santiago, Banchile Corredores de Bolsa S.A. filed a reclamation against the Resolución Exenta No. 270 of October 30, 2014 of the Superintendency of Securities and Insurance (“SVS”), whereby that Superintendency imposed a fine to Banchile Corredores de Bolsa S.A. (“Banchile Corredores”) for an amount of UF50,000 for the alleged infringement of Article 53 second paragraph of Law 18,045 (“Ley de Mercado de Valores”), for certain specific transactions related to Sociedad Química y Minera de Chile S.A.’s shares (SQM-A). Through the claim Banchile Corredores seeks to void the fine. As a requirement to file the claim, Banchile credited 25% of the amount of the fine.

According to the current policies, the company has not established provisions because this judicial process has not been ruled yet and also because our legal advisors have estimated that there are grounds to get a favorable judgment for Banchile Corredores.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity:

(a)  Capital

(i)        Authorized, subscribed and paid shares:

As of June 30, 2015, the paid-in capital of Banco de Chile is represented by 94,655,367,544 registered shares (94,655,367,544 shares as of December 31, 2014), with no par value, fully paid and distributed.

(ii) Shares:

(ii.1)                      On March 26, 2015, the Extraordinary Shareholders’ Meeting approved the capitalization of 30 % of the distributable net income for the year 2014 through fully paid shares of no par value. At the date of issuance of these financial statements these shares have not been issued, which will be distributed once it approved by Superintendency of Securities and Insurance and Superintendency of Banks and Financial Institutions.

(ii.2)                         The following table shows the share movements from December 31, 2013 to June 30, 2015:

Total Ordinary shares

As of December 31, 2013	93,175,043,991
Total shares as of June 30, 2014	93,175,043,991
Capitalization of earnings	1,480,323,553
Total shares as of December 31, 2014	94,655,367,544

Total shares as June 30, 2015	94,655,367,544

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(b)       Distributable income:

For purposes of Law No. 19,396 (in particular Articles 24, 25 and 28 of such law) and the Central Bank Contract —between Banco de Chile and Sociedad Matriz del Banco de Chile S.A.- Banco de Chile’s distributable net income will be determined by subtracting or adding to net income the correction of the value of the paid-in capital and reserves according to the variation of the Consumer Price Index between November of the fiscal year prior to the one in which the calculation is made and November of the fiscal year in which the calculation is made.  The difference between net income and distributable net income shall be registered in a reserve account since the first day of the fiscal year following the date when the calculation is made.  This reserve account cannot be distributed or capitalized.  Provisional Article four shall be in force until the obligation of Law No. 19,396 owed by Sociedad Matriz del Banco de Chile S.A., directly or through its subsidiary SAOS has been fully paid.  The distributable income for the six-month period ended As of June 30, 2015 ascend to Ch$250,827 million (Ch$463,698 million as of December 31, 2014).

The above described agreement was subject to the consideration of the Council of the Central Bank of Chile, and such entity approved, in ordinary meeting that took place on December 3, 2009.

As stated, the retention of earnings for the year ended as of December 31, 2014,  made in March of 2015, ascend to Ch$127,383 million (Ch$49,913 million of income for the year ended as of December 31, 2013, retained in March of 2014).

(c)        Approval and payment of dividends:

At the Ordinary Shareholders’ Meeting held on March 26, 2015, the Bank’s shareholders agreed to distribute and pay dividend No. 203 amounting to Ch$3.42915880220 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2014.  The dividend of period 2015 amounted Ch$367,444 million.

At the Ordinary Shareholders’ Meeting held on March 27, 2014, the Bank’s shareholders agreed to distribute and pay dividend No. 202 amounting to Ch$3.48356970828 per common share of Banco de Chile, with charge to distributable net income for the year ended as of December 31, 2013,  The dividend of period 2014 amounted Ch$368,120 million.

(d)       Provision for minimum dividends:

The Board of Directors established a minimum dividend distribution policy, where the Bank has to record a provision of 70% of net income of the Annual Consolidated Financial Statements.  Accordingly, the Bank recorded a liability under the line item “Provisions” for an amount of MCh$175,579 (MCh$324,588 as of December 31, 2014) against “Retained earnings”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(e)       Earnings per share:

(i)         Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank shareholders in a period by the weighted average number of shares outstanding during the period.

(ii)       Diluted earnings per share:

Diluted earnings per share are determined in the same way as Basic Earnings, but the weighted average number of outstanding shares is adjusted to take into account the potential diluting effect of stock options, warrants, and convertible debt.

The following table shows the income and share data used in the calculation of EPS:

	June	June
	2015	2014
Basic earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	285,097	304,229
Weighted average number of ordinary shares	94,655,367,544	94,655,367,544
Earning per shares (in Chilean pesos)(*)	3.01	3.21

Diluted earnings per share:

Net profits attributable to ordinary equity holders of the bank (in millions)	285,097	304,229
Weighted average number of ordinary shares	94,655,367,544	94,655,367,544
Assumed conversion of convertible debt	—	—
Adjusted number of shares	94,655,367,544	94,655,367,544
Diluted earnings per share (in Chilean pesos)(*)	3.01	3.21

(*)    As of June 30, 2014 earning per shares considers the effect of fully paid shares, no par value.

As of June 30, 2015 and 2014, the Bank did not have any instruments that could lead to a dilution of its ordinary shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

27.       Equity, continued:

(f)        Other comprehensive income:

The cumulative translation adjustment is generated from the Bank’s translation of its investments in foreign companies, as it records the effects of foreign currency translation for these items in equity. During the period 2015 there were no cumulative translation adjustment (credit to equity for Ch$44 million as of June 30, 2014).

The fair market value adjustment for available-for-sale instruments is generated by fluctuations in the fair value of that portfolio, with a charge or credit to equity, net of deferred taxes.  During the period of 2015 it was made a net credit to equity for an amount of Ch$5,249 million (net credit to equity for Ch$3,670 million as of June 30, 2014).

Cash flow hedge adjustment it consists in the portion of income of hedge instruments registered in equity produced in a cash flow hedge.  During the period of 2015 it was made a net credit to equity for an amount of Ch$2,756 million (charge to equity for Ch$3,737 million as of June 30, 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses:

(a)                     On the Interim Condensed Consolidated Financial Statement closing date, the composition of income from interest and adjustments, not including the net loss from hedge accounting, is as follows:

	June 2015				June 2014
	Interest	Adjustment	Prepaid fees	Total	Interest	Adjustment	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	321,320	64,815	2,089	388,224	353,765	142,129	1,300	497,194
Consumer loans	276,593	1,178	4,469	282,240	280,186	2,250	4,330	286,766
Residential mortgage loans	113,389	78,920	2,275	194,584	106,423	147,872	1,829	256,124
Financial investment	26,013	5,916	—	31,929	27,879	16,168	—	44,047
Repurchase agreements	635	—	—	635	839	—	—	839
Loans and advances to banks	12,888	—	—	12,888	9,777	—	—	9,777
Other interest revenue	316	699	—	1,015	242	1,798	—	2,040
Total	751,154	151,528	8,833	911,515	779,111	310,217	7,459	1,096,787

The amount of interest revenue recognized on a received basis for impaired portfolio As of June 30, 2015 was Ch$4,356 million (Ch$4,338 million in June 2014).

(b)                       At the each period end, the stock of interest income not recognized in income is the following:

	June 2015			June 2014
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	9,318	2,524	11,842	10,497	1,520	12,017
Residential mortgage loans	1,820	1,661	3,481	1,379	1,207	2,586
Consumer loans	251	—	251	194	—	194
Total	11,389	4,185	15,574	12,070	2,727	14,797

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

28.       Interest Revenue and Expenses, continued:

(c)                        At the each period end, interest and adjustment expenses (not including hedge gain) are detailed as follows:

	June 2015			June 2014
	Interest	Adjustment	Total	Interest	Adjustment	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	132,479	20,847	153,326	183,846	56,373	240,219
Debt issued	77,906	53,091	130,997	75,755	102,151	177,906
Other financial obligations	870	562	1,432	925	1,110	2,035
Repurchase agreements	3,317	260	3,577	5,458	102	5,560
Borrowings from financial institutions	4,274	—	4,274	3,657	1	3,658
Demand deposits	352	1,421	1,773	333	5,265	5,598
Other interest expenses	—	393	393	—	546	546
Total	219,198	76,574	295,772	269,974	165,548	435,522

(d)                       As of June 30, 2015 and 2014, the Bank uses cross currency and interest rate swaps to hedge its position on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge its obligations with foreign banks and bonds issued abroad.

	June 2015			June 2014
	Income (loss)	Expense	Total	Income (loss)	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	—	—	—	240	—	240
Loss from fair value accounting hedges	477	—	477	(4,361)	—	(4,361)
Gain from cash flow accounting hedges	12,435	14,619	27,054	5,923	12,898	18,821
Loss from cash flow accounting hedges	(47,028)	(5,064)	(52,092)	(56,337)	(2,905)	(59,242)
Net gain on hedge items	(3,438)	—	(3,438)	631	—	631
Total	(37,554)	9,555	(27,999)	(53,904)	9,993	(43,911)

(e)                        At the each period end, the detail of income from suspended interest is as follows:

	June	June
	2015	2014
	MCh$	MCh$

Interest revenue	911,515	1,096,787
Interest expense	(295,772)	(435,522)
Subtotal interest income	615,743	661,265

Net gain (loss) from accounting hedges	(27,999)	(43,911)

Total net interest income	587,744	617,354

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

29.       Income and Expenses from Fees and Commissions:

At the each period end, the income and expenses for fees and commissions shown in the Interim Consolidated Statements of Comprehensive Income refer to the following items:

	June 2015	June 2014
	MCh$	MCh$
Income from fees and commission
Card services	58,535	57,021
Investments in mutual funds and others	37,040	30,080
Collections and payments	25,819	25,007
Portfolio management	19,275	18,133
Use of distribution channel	10,873	9,410
Fees for insurance transactions	10,442	9,770
Guarantees and letters of credit	9,978	9,369
Trading and securities management	9,066	8,140
Lines of credit and overdrafts	8,932	10,433
Usage Banchile’s brand	6,741	6,596
Financial advisory services	2,879	3,396
Other fees earned	6,038	3,243
Total income from fees and commissions	205,618	190,598

Expenses from fees and commissions
Fees for credit card transactions	(45,490)	(43,189)
Fees on interbank transactions	(6,667)	(5,525)
Fees for collections and payments	(3,312)	(3,269)
Sale of mutual fund units	(1,863)	(1,629)
Fees for securities transactions	(1,499)	(1,328)
Sales force fees	(708)	(1,000)
Other fees	(285)	(296)
Total expenses from fees and commissions	(59,824)	(56,236)

30.       Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	June	June
	2015	2014
	MCh$	MCh$

Trading derivative	10,637	761
Sale of available-for-sale instruments	9,605	11,777
Financial assets held-for-trading	9,361	14,912
Net income on other transactions	1,699	(296)
Sale of loan portfolios	271	14
Total	31,573	27,168

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

31.       Foreign Exchange Transactions, net:

Net foreign exchange transactions are detailed as follows:

	June	June
	2015	2014
	MCh$	MCh$

Gain from accounting hedges	104,011	48,950
Translation difference, net	7,668	6,147
Indexed foreign currency, net	(90,780)	(24,543)
Total	20,899	30,554

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

32.       Provisions for Loan Losses:

The movement during the six-month period ended as of June 2015 and June 2014 is the following:

			Loans to customers
	Loans and advances to banks		Commercial loans		Mortgage Loans		Consumer loans		Total		Contingent loans		Total
	June 2015 MCh$	June 2014 MCh$	June 2015 MCh$	June 2014 MCh$	June 2015 MCh$	June 2013 MCh$	June 2015 MCh$	June 2013 MCh$	June 2015 MCh$	June 2013 MCh$	June 2015 MCh$	June 2013 MCh$	June 2015 MCh$	June 2014 MCh$

Provisions established:
Individual provisions	(43)	—	(14,742)	(30,687)	—	—	—	—	(14,742)	(30,687)	(456)	(1,100)	(15,241)	(31,787)
Group provisions	—	—	(21,554)	(25,476)	(4,608)	(4,407)	(109,194)	(96,660)	(135,356)	(126,543)	(208)	(1,192)	(135,564)	(127,735)
Provisions established, net	(43)	—	(36,296)	(56,163)	(4,608)	(4,407)	(109,194)	(96,660)	(150,098)	(157,230)	(664)	(2,292)	(150,805)	(159,522)

Provisions released:
Individual provisions	—	575	—	—	—	—	—	—	—	—	—	—	—	575
Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions released, net	—	575	—	—	—	—	—	—	—	—	—	—	—	575

Provision, net	(43)	575	(36,296)	(56,163)	(4,608)	(4,407)	(109,194)	(96,660)	(150,098)	(157,230)	(664)	(2,292)	(150,805)	(158,947)

Additional provision	—	—	—	(10,069)	—	—	—	—	—	(10,069)	—	—	—	(10,069)

Recovery of written-off assets	—	—	9,985	4,921	779	637	15,232	14,751	25,996	20,309	—	—	25,996	20,309

Provisions,for loan losses, net	(43)	575	(26,311)	(61,311)	(3,829)	(3,770)	(93,962)	(81,909)	(124,102)	(146,990)	(664)	(2,292)	(124,809)	(148,707)

According to the management, the provisions constituted by credit risk, cover all the possible losses that could arise from the non-recovery of assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

33.       Personnel Expenses:

At the each period end personnel expenses are detailed as follows:

	June	June
	2015	2014
	MCh$	MCh$

Salaries	106,371	98,867
Bonuses and incentives	18,522	19,568
Variable Compensation	16,818	14,421
Gratifications	11,578	10,602
Lunch and health benefits	12,482	11,946
Staff severance indemnities	7,069	4,567
Training expenses	1,160	1,287
Other personnel expenses	10,066	8,332
Total	184,066	169,680

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

34.       Administrative Expenses:

At the each period end, administrative expenses are detailed as follows:

	June	June
	2015	2014
	MCh$	MCh$

General administrative expenses
Information Technology and communications	28,914	25,392
Maintenance and repair of property and equipment	15,421	14,349
Office rental	11,974	11,014
Securities and valuables transport services	5,576	5,123
External advisory services	4,252	3,415
Office supplies	3,238	3,796
Rent ATM area	3,148	3,696
Lighting, heating and other utilities	2,541	2,194
Representation and transferring of personnel	2,355	2,400
Legal and notary	2,056	1,825
P.O. box mail and postage	1,996	2,171
Insurance premiums	1,955	1,678
External service of financial information	1,443	1,076
File custody external services	1,293	1,219
Donations	1,091	1,017
Other general administrative expenses	7,454	7,388
Subtotal	94,707	87,753

Outsources services
Credit pre-evaluation services	9,949	11,543
Data processing	4,727	3,857
External technological developments expenses	3,704	3,612
Certification and testing technology	2,596	2,447
Other	1,790	1,623
Subtotal	22,766	23,082

Board expenses
Board remunerations	1,113	1,085
Other Board expenses	219	154
Subtotal	1,332	1,239

Marketing expenses
Advertising	14,400	13,814
Subtotal	14,400	13,814

Taxes, payroll taxes and contributions
Contribution to the Superintendency of Banks	3,986	3,785
Real estate contributions	1,255	1,418
Patents	665	652
Other taxes	274	235
Subtotal	6,180	6,090
Total	139,385	131,978

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

35.       Depreciation, Amortization and Impairment:

(a)                       At the each period end, the amounts charged to income for depreciation and amortization are detailed as follows:

	June	June
	2015	2014
	MCh$	MCh$

Depreciation and amortization
Depreciation of property and equipment (Note No. 16(b))	10,394	9,029
Amortization of intangibles assets (Note No. 15(b))	4,298	3,933
Total	14,692	12,962

(b)                       As of June 30, 2015 and 2014 the composition of impairment expenses is the following:

	June	June
	2015	2014
	MCh$	MCh$

Impairment
Impairment of Financial Instruments	—	—
Impairment of Properties and Equipment (Note No. 16(b))	58	208
Impairment of Intangible Assets (Note No. 15(b))	—	—
Total	58	208

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

36.       Other Operating Income:

At the each period end, the Bank and its subsidiaries present the following under other operating income:

	June	June
	2015	2014
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	1,394	1,852
Other income	8	1
Subtotal	1,402	1,853

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	238	—
Subtotal	238	—

Other income
Rental income	4,185	3,912
Expense recovery	2,692	922
Credit card income	1,987	—
Recovery from external branches	1,334	1,251
Income from sale of leased assets	459	11
Revaluation of prepaid monthly payments	274	420
Income from differences sale leased assets	229	207
Fiduciary and trustee commissions	99	94
Gain on sale of property and equipment	59	60
Others	1,170	1,736
Subtotal	12,488	8,613
Total	14,128	10,466

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

37.       Other Operating Expenses:

At the each period end, the Bank and its subsidiaries incurred the following other operating expenses:

	June	June
	2015	2014
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	865	857
Expenses to maintain assets received in lieu of payment	212	202
Provisions for assets received in lieu of payment	77	52
Subtotal	1,154	1,111

Provisions for contingencies
Country risk provisions	2,732	1,855
Other provisions for contingencies	4	5,616
Subtotal	2,736	7,471

Other expenses
Provisions and charge-offs of other assets	3,062	2,153
Write-offs for operating risks	2,395	2,082
Operations expenses and charge-offs leasing	861	532
Credit cards administration	1,418	476
Provision for leased assets recoveries	277	200
Civil lawsuits	264	63
Contribution to other organisms	127	123
Credit life insurance	94	80
Loss in sale of property and equipment	—	—
Others	1,269	1,019
Subtotal	9,767	6,728

Total	13,657	15,310

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions:

The related parties of companies and their subsidiaries include entities of the company’s corporate group; corporations which are the company’s parent company, associated companies, subsidiaries and associates; directors, managers, administrators, main executives or receivers of the company on their own behalf or in representation of persons other than the company, and their respective spouses or family members up to the second degree of consanguinity or affinity, as well as any entity directly or indirectly controlled through any of them, the partnerships or companies in which the aforementioned persons are owners, directly or through other individuals or corporations, of 10% or more of their capital or directors, managers, administrators or main executives; any person that on their own or with others with whom they have a joint action agreement can designate at least one member of the company’s management or controls 10% or more of the capital or of the voting capital, if dealing with a public corporation; those that establish the company’s bylaws, or with a sound basis identify the directors’ committee; and those who have held the position of director, manager, administrator, main executive or receiver within the last eighteen months.

The Law of Corporations, article 147, states that a public corporation can only enter into transactions with related parties when the objective is to contribute to the company’s interests, and when the price, terms and conditions are commensurate to those prevailing in the market at the time of their approval and comply with the requirements and procedures stated in the same standard.

Moreover, article 84 of the General Banking Law establishes limits for loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)                       Loans to related parties:

The following table details loans accounts receivable, contingent loans and assets related to trading and investments securities, corresponding to related entities.

	Production Companies(*)		Investment Companies(**)		Individuals(***)		Total
	June	December	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	308,953	287,943	31,949	36,383	2,045	1,878	342,947	326,204
Residential mortgage loans	—	—	—	—	23,689	19,970	23,689	19,970
Consumer loans	—	—	—	—	4,740	4,111	4,740	4,111
Gross loans	308,953	287,943	31,949	36,383	30,474	25,959	371,376	350,285
Provision for loan losses	(759)	(790)	(40)	(132)	(70)	(68)	(869)	(990)
Net loans	308,194	287,153	31,909	36,251	30,404	25,891	370,507	349,295

Off balance sheet accounts:
Guarantees	10,019	3,238	42	40	—	—	10,061	3,278
Letters of credits	5,104	1,344	—	—	—	—	5,104	1,344
Banks guarantees	45,382	42,195	582	387	—	—	45,964	42,582
Immediately available credit lines	53,536	52,900	23,869	24,686	13,525	10,997	90,930	88,583
Total off balance sheet account	114,041	99,677	24,493	25,113	13,525	10,997	152,059	135,787
Provision for contingencies loans	(71)	(89)	—	—	—	—	(71)	(89)
Off balance sheet account, net	113,970	99,588	24,493	25,113	13,525	10,997	151,988	135,698

Amount covered by Collateral
Mortgage	66,867	53,119	7,336	7,336	33,213	27,943	107,416	88,398
Warrant	—	—	—	—	—	—	—	—
Pledge	13	13	—	—	7	7	20	20
Others(****)	2,788	6,481	13,129	13,193	10	10	15,927	19,684
Total collateral	69,668	59,613	20,465	20,529	33,230	27,960	123,363	108,102

Acquired Instruments
For trading purposes	—	—	—	6,015	—	—	—	6,015
For investing purposes	—	—	—	—	—	—	—	—
Total acquired instruments	—	—	—	6,015	—	—	—	6,015

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(a)                       Loans with related parties, continued:

(*)       Production companies are legal entities which comply with the following conditions:

i)         They engage in productive activities and generate a separable flow of income.

ii)        Less than 50% of their assets are trading securities or investments.

(**)                Investment companies include those legal entities that do not comply with the conditions for production companies and are profit-oriented.

(***)         Individuals include key members of the management, who directly or indirectly possess the authority and responsibility of planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who are expected to have an influence or to be influenced by such individuals in their interactions with the organization.

(****)  These guarantees correspond mainly to shares and other financial guarantees.

(b)                       Other assets and liabilities with related parties:

	June	December
	2015	2014
	MCh$	MCh$
Assets
Cash and due from banks	11,627	10,478
Derivative instruments	81,896	85,226
Other assets	20,532	17,386
Total	114,055	113,090

Liabilities
Demand deposits	154,701	220,603
Savings accounts and time deposits	344,595	423,012
Derivative instruments	113,070	123,569
Borrowings from financial institutions	271,223	154,022
Other liabilities	20,316	26,205
Total	903,905	947,411

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(c)       Income and expenses from related party transactions (*):

	June		June
	2015		2014
	Income	Expense	Income	Expense
Type of income or expense recognized	MCh$	MCh$	MCh$	MCh$

Interest and revenue expenses	8,679	6,636	12,457	10,059
Fees and commission income	27,779	18,977	25,266	17,196
Financial operating	62,918	68,742	48,664	59,057
Released or established of provision for credit risk	309	—	—	782
Operating expenses	—	42,945	—	41,011
Other income and expenses	243	12	289	9
Total	99,928	137,312	86,676	128,114

(*)    This detail does not correspond a Statement of Comprehensive Income for related party transactions, so assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and does not correspond to exact transactions.

(d)                       Related party contracts:

As part of a secondary offering by 6,700,000,000 ordinary shares of Banco de Chile held in the local and international market, dated January 29, 2014 Banco de Chile, as issuer, LQ Investments SA, as seller of the securities, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc, and Banco BTG Pactual SA - Cayman Branch, as underwriters, proceeded to sign a contract called Underwriting Agreement, pursuant to which LQ Investments S.A. sold to the underwriters a portion of such shares. Additionally, on that date Banco de Chile and LQ Investments S.A. agreed the terms and conditions under which Banco de Chile participated in the process.

There are no contracts entered As of June 30, 2015 and 2014 which does not represent a customary transaction within the Bank’s line of business with general customers and which accounts for amounts greater than UF 1,000.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(e)       Payments to key management personnel:

	June	June
	2015	2014
	MCh$	MCh$

Remunerations	1,861	1,865
Short-term benefits	3,721	3,722
Contract termination indemnity	—	613
Paid based on shares	—	—
Total	5,582	6,200

Composition of key personnel:

	N° of executives
	June	June
	2015	2014
Position
CEO	1	1
CEOs of subsidiaries	7	7
Division Managers	12	13
Total	20	21

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

38.       Related Party Transactions, continued:

(f)        Directors’ expenses and remunerations:

	Remunerations				Fees for attending Board meetings		Fees for attending Committees and Subsidiary Board meetings (1)		Consulting		Total
	June 2015		June 2014		June 2015	June 2014	June 2015	June 2014	June 2015	June 2014	June 2015	June 2014
Name of Directors	MCh$		MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Pablo Granifo Lavín	195	(*)	189	(*)	24	23	174	169	—	—	393	381
Andrónico Luksic Craig	80		77		6	4	—	—	—	—	86	81
Jorge Awad Mehech	27		26		11	11	52	69	—	—	90	106
Gonzalo Menéndez Duque	27		26		10	11	58	58	13	13	108	108
Jaime Estévez Valencia	27		26		12	11	56	54	—	—	95	91
Rodrigo Manubens Moltedo	27		26		12	10	26	22	—	—	65	58
Jorge Ergas Heymann	27		26		9	7	24	23	—	—	60	56
Francisco Pérez Mackenna	27		26		10	11	36	29	—	—	73	66
Thomas Fürst Freiwirth	27		26		11	10	21	20	—	—	59	56
Jean-Paul Luksic Fontbona	27		26		3	4	—	—	—	—	30	30
Other directors of subsidiaries	—		—		—	—	77	74	—	—	77	74
Total	491		474		108	102	524	518	13	13	1.136	1.107

(1)             Includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of MCh$8 (MCh$8 as of June 30, 2014).

(*)             Includes a provision of MCh$115 (MCh$110  as of June 30, 2014) for an incentive subject to achieving the Bank’s forecasted earnings.

Fees paid for advisory services to the Board of Directors amount to MCh$132 (MCh$127 as of June 30, 2014).

Travel and other related expenses amount to MCh$53 (MCh$5 as of June 30, 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for the Fair Value measurement and control to accomplish the Fair Value process according to local regulations, market standards and best practices in the industry. This framework is conained in Banco de Chile’s Fair Value Policy.

One of the most important definitions in this framework is the Product Control Unit (PCU), hereinafter PCU, function. This area is independent from both the principal management and the business unit, and reports to the CFO of Banco de Chile. This area is responsible for the independent verification of Profit and Losses, and Fair Value measurement and control for all Treasury transactions; Trading, Funding and gapping and Investments deals.

To accomplish the measurements and controls, Banco de Chile and its subsidiaries, take into account at least the following aspects:

(i)                       Industry standards of fair value measurements

In the fair value calculation process, standard methodologies are used; closing prices, discounted cash flows and option models. In the options case, Black-Scholes model is used. The input parameters are rates, prices and volatility levels for each term and market factor that trade in the local and international markets.

(ii)                    Quoted prices in active markets

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information such as Bloomberg, Bolsa de Comercio de Santiago, LVA and Risk America terminals. This quote represents the price at which instruments are frequently bought and sold in financial markets.

(iii)                Valuation techniques

If there is no market quotes in active markets for the financial instrument, valuation techniques will be used to determine the fair value.

Due to the fact that fair value models require a set of market parameters as inputs, it is part of the fair value process to maximize the utilization based on observable quoted prices or derived from similar instruments in active markets. Nevertheless there are some cases for which neither quoted prices nor derived prices are available; in these cases external data from specialized providers, price for similar transactions and historical information it is used for validate the parameters that will be used as inputs.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(iv)                Fair value adjustments

Part of the fair value process consists of adjustment, to take into account bid/offer spreads.  This adjustment is calculated and analyzed by the PCU and Risk Market areas.

The bid/offer spread adjustment reflects the expected impact on fair value due to close long or short positions in a specific market factor and term, valuated at midpoint. For example, long positions in an asset will be impacted in order to reflect the fact that when selling the position it will be quoted at bid instead at midpoint. For the bid/offer spread adjustment, market quotes or indicative prices for each position, instrument, currency and term are used, Bid, mid and offer market quotes are considered.

(v)                   Fair value control

To ensure that the market input parameters that Banco de Chile is using for fair value calculations represent the state of the market and the best estimate of fair value, the PCU unit runs on a daily basis an independent verification of prices and rates. This process aims to set a preventive control on the official market parameters provided by the respective business area. A comparative control based on Mark-to-Market differences, using one set of inputs prepared by the business area and  one set prepared by the PCU, is conducted before fair value calculations. The output of this process is a set of differences in fair value by currency, product and portfolio. These differences are compared with specific ranges by grouping level; currency, product and portfolio.

In the event that significant differences are detected, these differences are measured and scaled according to the amount of materiality for each grouping level, ranging from a single report to the trader to a report presented to the Board. These ranges of materiality control are approved by the Assets and Liabilities Committee (ALCO).

Complementary and in parallel, the PCU generates daily reports of P&L and risk market exposure. These two kinds of reports allows for adequate control and consistency in the parameters used in valuations and backwards looking revisions.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(vi)                Judgmental analysis and information to Senior Management

In particular, in cases where there are no market quotations for the instrument, similar transaction prices, nor indicative parameters, a reasoned analysis and specific controls should be made to estimate the fair value of the operation or transaction. Within the Banco de Chile’s framework for fair value, described in the Fair Value Policy approved by the Board of Banco de Chile, the approval level required to operate this kinds of instruments, there is no market information or cannot be inferred from prices or rates, is established.

(a)       Fair value hierarchy

Banco de Chile and subsidiaries, taking into account the preceding statements, classify all the financial instruments among the following levels:

Level 1:                    Observable, quoted price in an active markets for the same instrument or specific type of transaction to be evaluated.

In this level, the following instruments are considered: currency futures, Chilean Central Bank and Treasury securities, mutual fund investments and equity.

For the Chilean Central Bank and Treasury securities, all instruments that belong to one of the following benchmark groups will be considered as Level 1: Pesos-02, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-05, UF-07, UF-10, UF-20, UF-30. A benchmark group is composed by a number of instruments that have similar duration and share the same quoted price within the group. This condition allows for a greater depth of market, assuring daily observable quotes.

For each and every one of these instruments there exists daily observable market valuation parameters; internal rates of return and closing prices, respectively; therefore no assumptions are needed to calculate the fair value. For currency futures as well as mutual funds and equity, to determine fair value, the multiplication of closing prices by the number of instruments is used. For Chilean Central Bank and Treasury securities the internal rate of return is used to discount every cash flow and obtain the fair value of each instrument. For mutual funds and equity, the current price multiplied by the quantity of instruments is used to calculate the fair value.

The preceding described methodology corresponds to the one utilized for the Bolsa de Comercio de Santiago (Santiago’s main Exchange) and is recognized as the standard in the market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(a)       Fair value hierarchy, continued

Level 2:                    Valuation techniques whose inputs are those other than quoted prices included within Level 1 and that are observable for assets or liabilities, either directly or indirectly. For instruments in this level, the valuation is performed based on an inference from observable market parameters; such quoted prices for similar instruments in active markets. In this level the following inputs are included:

a)             Quoted prices for similar assets or liabilities in active markets.

b)             Quoted prices for identical or similar assets or liabilities in markets that are not active.

c)              Inputs other than quoted prices that are observable for the asset or liability.

d)             Inputs that are derived principally from or corroborated by observable market data.

This level is composed mostly of currency and rate derivatives, bank’s debt securities, debt of Chilean and foreign companies, mortgage claims, money market instruments and less liquid Chilean Central Bank and Treasury securities.

For derivatives the fair value process depends upon whether this value is impacted by volatility as a relevant market factor; if that is the case, the Black-Scholes-Merton type of formula is used. For the rest of the derivatives, namely swaps and forwards, net present value through discounted cash flows is used. For securities classified as level 2, the obtained internal rate of return is used to discount every cash flow and obtain the fair value of each instrument, for each currency.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including foreign exchange rates and interest rate curves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(a)       Fair value hierarchy, continued

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between Instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards	Discounted cash flows model

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

FX Options	Black-Scholes Option Pricing Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(a)       Fair value hierarchy, continued

Level 3:                    These are financial instruments whose fair value is determined using unobservable inputs. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy if the adjustment is using significant unobservable data entry.

Instruments classified as level 3 correspond to Corporate Debt issued mainly by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market)

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between instruments.

Offshore Bank and Corporate Bonds	Discounted cash flows model	Prices are provided by third party price providers that are widely used in the Chilean market. (input is not observable by the market) Model is based on daily prices.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(b)       Level hierarchy classification and figures

The following table shows the figures by hierarchy, for instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	50,847	80,374	3,078	8,496	—	—	53,925	88,870
Other instruments issued in Chile	60	364	246,324	202,823	—	1,401	246,384	204,588
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	260,860	255,013	—	—	—	—	260,860	255,013
Subtotal	311,767	335,751	249,402	211,319	—	1,401	561,169	548,471
Derivative contracts for trading purposes
Forwards	—	—	188,164	140,676	—	—	188,164	140,676
Swaps	—	—	636,120	609,843	—	—	636,120	609,843
Call Options	—	—	1,785	2,583	—	—	1,785	2,583
Put Options	—	—	396	287	—	—	396	287
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	826,465	753,389	—	—	826,465	753,389
Hedge accounting derivative contracts
Fair value hedge (Swap)	—	—	104	101	—	—	104	101
Cash flow hedge (Swap)	—	—	168,433	78,703	—	—	168,433	78,703
Subtotal	—	—	168,537	78,804	—	—	168,537	78,804
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	—	86,066	250,677	253,258	—	—	250,677	339,324
Other instruments issued in Chile	—	—	881,527	1,017,962	103,963	179,378	985,490	1,197,340
Instruments issued abroad	62,723	58,376	3,435	3,211	2,097	1,938	68,255	63,525
Subtotal	62,723	144,442	1,135,639	1,274,431	106,060	181,316	1,304,422	1,600,189
Total	374,490	480,193	2,380,043	2,317,943	106,060	182,717	2,860,593	2,980,853

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	162,015	128,117	—	—	162,015	128,117
Swaps	—	—	752,524	691,524	—	—	752,524	691,524
Call Options	—	—	3,089	2,249	—	—	3,089	2,249
Put Options	—	—	319	362	—	—	319	362
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	917,947	822,252	—	—	917,947	822,252
Hedge derivative contracts
Fair value hedge (Swap)	—	—	16,776	19,904	—	—	16,776	19,904
Cash flow hedge (Swap)	—	—	17,599	17,596	—	—	17,599	17,596
Subtotal	—	—	34,375	37,500	—	—	34,375	37,500
Total	—	—	952,322	859,752	—	—	952,322	859,752

(1)                      As of June 30, 2015 91% of instruments of level 3 have denomination “Investment Grade”.  Also, 98% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(c)        Level 3 reconciliation

The following table shows the reconciliation between stock at the beginning and the end of balance periods for instruments classified in Level 3:

	As of June 30, 2015
	Balance as of January 1, 2015	Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Equity(2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of June 31, 2015
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,401	—	—	—	(50)	—	(1,351)	—
Subtotal	1,401	—	—	—	(50)	—	(1,351)	—

Available-for-Sale Instruments	—	—	—	—	—	—	—	—
Other instruments issued in Chile	179,378	3,901	538	213	(88,734)	8,667	—	103,963
Instruments issued abroad	1,938	103	56	—	—	—	—	2,097
Subtotal
	181,316	4,004	594	213	(88,734)	—	—	106,060
Total	182,717	4,004	594	213	(88,734)	8,667	(1,351)	106,060

	As of December 31, 2014
	Balance as of January 1, 2014	Gain (Loss) Recognized in Income(1)	Gain (Loss) Recognized in Equity(2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading	—	—	—	—	—	—	—	—
Other instruments issued in Chile	2,439	(1,087)	—	49	—	—	—	1,401
Subtotal	2,439	(1,087)	—	49	—	—	—	1,401

Available-for-Sale Instruments
Other instruments issued in Chile	76,975	6,230	784	82,909	(18,483)	30,963	—	179,378
Instruments issued abroad	1,679	270	(11)	—	—	—	—	1,938
Subtotal	78,654	6,500	773	82,909	(18,483)	30,963	—	181,316

Total	81,093	5,413	773	82,958	(18,483)	30,963	—	182,717

(1) Recorded in income under item “Net financial operating income”

(2) Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.       Fair Value of Financial Assets and Liabilities, continued:

(d)       Sensitivity of level 3 instruments to changes in key assumptions of the input parameters for the valuation model.

The following table shows the impact on the fair value of Level 3 financial instruments using alternative assumptions that are reasonably possible. It is believed that the positive and negative impacts are similar:

	As of June 30, 2015		As of December 31, 2014
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	—	—	1,401	(150)
Total	—	—	1,401	(150)
Available-for- Sale Instruments
Other instruments issued in Chile	103,963	(1,748)	179,378	(3,542)
Instruments issued abroad	2,097	(60)	1,938	(67)
Total	106,060	(1,808)	181,316	(3,609)
Total	106,060	(1,808)	182,717	(3,759)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens.  In the case of financial assets presented table above, which corresponds to bank bonds and corporate bonds, input prices, prices based on broker quotes or runs were used, considering that these instruments do not have current prices or observable.  Prices are generally calculated as a base rate plus a spread. For local bonds, this was determined by applying only a 10% impact on the price, while for offshore bonds this was determined by applying only a 10% impact on the spread because the base rate is hedged with instruments on interest rate swaps so-called hedge accounting.  The impact of 10% is considered a reasonable move considering the market performance of these instruments and comparing it against the adjustment bid/offer that is provided for by these instruments.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                       Other assets and liabilities

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note do not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior.  The estimated fair value is as follows:

	Book Value		Fair Value
	June	December	June	December
	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,127,203	915,133	1,127,203	915,133
Transactions in the course of collection	637,500	400,081	637,500	400,081
Cash collateral on securities borrowed and reverse repurchase agreements	45,947	27,661	45,947	27,661
Subtotal	1,810,650	1,342,875	1,810,650	1,342,875
Loans and advances to banks
Domestic banks	115,216	169,953	115,216	169,953
Central Bank of Chile	900,912	551,108	900,912	551,108
Foreign banks	454,441	434,304	454,441	434,304
Subtotal	1,470,569	1,155,365	1,470,569	1,155,365
Loans to customers, net
Commercial loans	13,108,723	12,790,468	13,068,184	12,707,255
Residential mortgage loans	5,776,372	5,394,602	6,155,313	5,657,988
Consumer loans	3,222,175	3,162,963	3,222,583	3,170,640
Subtotal	22,107,270	21,348,033	22,446,080	21,535,883
Total	25,388,489	23,846,273	25,727,299	24,034,123

Liabilities
Current accounts and other demand deposits	7,212,708	6,933,679	7,212,708	6,933,679
Transactions in the course of payment	402,939	96,945	402,939	96,945
Cash collateral on securities lent and repurchase agreements	239,066	249,482	239,066	249,482
Savings accounts and time deposits	9,890,101	9,721,246	9,899,172	9,719,397
Borrowings from financial institutions	1,314,762	1,098,716	1,310,895	1,094,468
Other financial obligations	177,797	186,573	177,797	186,573
Subtotal	19,237,373	18,286,641	19,242,577	18,280,544
Debt Issued
Letters of credit for residential purposes	45,192	52,730	48,170	55,482
Letters of credit for general purposes	8,581	11,584	9,146	12,189
Bonds	4,782,881	4,223,047	4,870,339	4,283,006
Subordinate bonds	771,174	770,595	782,130	782,529
Subtotal	5,607,828	5,057,956	5,709,785	5,133,206
Total	24,845,201	23,344,597	24,952,362	23,413,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(e)                       Other assets and liabilities, continued:

Other financial instruments not measured at fair value in our statement of financial position, but for which the fair value is disclosed, are not managed on a fair value basis. These instruments include assets and liabilities such as loans and deposits to customers, bank borrowings, debt issued, and other financial assets and obligations with diverse maturities and features. Fair values of these assets/liabilities are estimated by applying the traditional Discounted Cash Flows (DCF) model and using diverse valuation inputs such as yield curves, credit risk spreads, etc. Also, since some of these assets/liabilities are not traded in the market, judgmental analysis is required in determining the adequacy of the inputs and fair values.

The following table shows the fair value of financial assets and liabilities not measured at fair value, as of June 30, 2015 and December 31, 2014:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)               Levels of other assets and liabilities:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	June	December	June	December	June	December	June	December
	2015	2014	2015	2014	2015	2014	2015	2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,127,203	915,133	—	—	—	—	1,127,203	915,133
Transactions in the course of collection	637,500	400,081	—	—	—	—	637,500	400,081
Receivables from repurchase agreements and security borrowing	45,947	27,661					45,947	27,661
Subtotal	1,810,6501	1,342,875	—	—	—	—	1,810,650	1,342,875
Loans and advances to banks
Domestic banks	115,216	169,953	—	—	—	—	115,216	169,953
Central bank	900,912	551,108	—	—	—	—	900,912	551,108
Foreign banks	454,441	434,304	—	—	—	—	454,441	434,304
Subtotal	1,470,569	1,155,365	—	—	—	—	1,470,569	1,155,365
Loans to customers, net
Commercial loans	—	—	—	—	13,068,184	12,707,255	13,068,184	12,707,255
Residential mortgage loans	—	—	—	—	6,155,313	5,657,988	6,155,313	5,657,988
Consumer loans	—	—	—	—	3,222,583	3,170,640	3,222,583	3,170,640
Subtotal	—	—	—	—	22,446,080	21,535,883	22,446,080	21,535,883
Total	3,281,219	2,498,240	—	—	22,446,080	21,535,883	25,727,299	24,034,123

Liabilities
Current accounts and other demand deposits	7,212,708	6,933,679	—	—	—	—	7,212,708	6,933,679
Transactions in the course of payment	402,939	96,945	—	—	—	—	402,939	96,945
Payables from repurchase agreements and security lending	239,066	249,482	—	—	—	—	239,066	249,482
Savings accounts and time deposits	—	—	—	—	9,899,172	9,719,397	9,899,172	9,719,397
Borrowings from financial institutions	—	—	—	—	1,310,895	1,094,468	1,310,895	1,094,468
Other financial obligations	177,797	186,573	—	—	—	—	177,797	186,573
Subtotal	8,032,510	7,466,679	—	—	11,210,067	10,813,865	19,242,577	18,280,544
Debt Issued
Letters of credit for residential purposes	—	—	48,170	55,482	—	—	48,170	55,482
Letters of credit for general purposes	—	—	9,146	12,189	—	—	9,146	12,189
Bonds	—	—	4,870,339	4,283,006	—	—	4,870,339	4,283,006
Subordinate bonds	—	—	—	—	782,130	782,529	782,130	782,529
Subtotal	—	—	4,927,655	4,350,677	782,130	782,529	5,709,785	5,133,206
Total	8,032,510	7,466,679	4,927,655	4,350,677	11,992,197	11,596,394	24,952,358	23,413,750

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(f)                        Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

•                  Short-Term Financial Assets/Liabilities: For assets and liabilities with no specific maturity (on demand) or terms of less than three months we use the carrying or book values as proxies of their fair value, since their tenors are not believed to significantly affect their valuation. As a result, these assets/liabilities are categorized in Level 1. This assumption is applied to the following assets/liabilities:

• Cash and due from banks	• Current accounts and other demand deposits
• Transactions in the course of collection (asset)	• Transactions in the course of payments (liability)
• Cash collateral on securities borrowed and reverse repurchase agreements (asset)	• Cash collateral on securities lent and repurchase agreements (liability)
• Loans and advance to banks	• Other financial obligations

•                  Loans to Customers: Fair value is determined by using the DCF model and internally generated discount rates, based on internal transfer rates derived from our transfer price policy. After we calculate the present value, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

•                  Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the DCF model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. Market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

•                  Saving Accounts, Time Deposits, Borrowings from Financial Institutions and Subordinated Bonds: The DCF model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that are derived from both market rates for instruments with similar features and our transfer price policy. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial assets/liabilities in Level 3.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

39.                    Fair Value of Financial Assets and Liabilities, continued:

(g)                      Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc,), under legal jurisdiction of the City of New York — USA or London — United Kingdom.  Legal framework in these jurisdictions, along with documentation mentioned, it allows to Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. The Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), including other credit mitigating, such as margins about a certain threshold, early termination (optional or mandatory), coupon adjustment transaction over a certain threshold amount, etc.

Below are detail contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014	June 2015	December 2014
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	995,002	832,193	(212,401)	(169,573)	(234,150)	(267,053)	(124,289)	(49,804)	424,162	345,763

Derivative financial liabilities	952,322	859,752	(212,401)	(169,573)	(234,150)	(267,053)	(138,527)	(124,418)	367,244	298,708

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.                    Maturity of Assets and Liabilities:

The table below shows details of loans and other financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of June 30, 2015 and December 31, 2014, respectively.  Trading and available-for-sale instruments are included at their fair value:

	As of June 30, 2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	1,127,203	—	—	—	—	—	1,127,203
Transactions in the course of collection	637,500	—	—	—	—	—	637,500
Financial Assets held-for-trading	561,169	—	—	—	—	—	561,169
Cash collateral on securities borrowed and reverse repurchase agreements	35,668	6,964	3,315	—	—	—	45,947
Derivative instruments	64,765	87,952	184,427	264,048	153,853	239,957	995,002
Loans and advances to banks(*)	1,093,062	17,305	320,732	40,329	—	—	1,471,428
Loans to customers(*)	2,763,947	2,698,341	4,140,922	4,405,999	2,590,634	6,049,524	22,649,367
Financial assets available-for-sale	253,035	78,026	519,798	119,845	103,523	230,195	1,304,422
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	6,536,349	2,888,588	5,169,194	4,830,221	2,848,010	6,519,676	28,792,038

	As of December 31, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	915,133	—	—	—	—	—	915,133
Transactions in the course of collection	400,081	—	—	—	—	—	400,081
Financial Assets held-for-trading	548,471	—	—	—	—	—	548,471
Cash collateral on securities borrowed and reverse repurchase agreements	11,863	6,291	9,507	—	—	—	27,661
Derivative instruments	68,070	55,799	166,519	176,235	153,461	212,109	832,193
Loans and advances to banks(*)	809,565	79,583	248,840	18,193	—	—	1,156,181
Loans to customers(*)	2,662,866	2,576,105	3,800,448	4,831,285	2,328,610	5,677,334	21,876,648
Financial assets available-for-sale	211,690	163,824	472,944	82,763	123,317	545,651	1,600,189
Financial assets held-to-maturity	—	—	—	—	—	—	—
Total assets	5,627,739	2,881,602	4,698,258	5,108,476	2,605,388	6,435,094	27,356,557

(*)         The respective provisions, which amount to MCh$542,097 (MCh$528,615 as of December 31, 2014) for loans to customers and MCh$859 (MCh$816 as of December 31, 2014) for borrowings from financial institutions, have not been deducted from these balance.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

40.       Maturity of Assets and Liabilities, continued:

	As of June 30, 2015
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	7,212,708	—	—	—	—	—	7,212,708
Transactions in the course of payment	402,939	—	—	—	—	—	402,939
Cash collateral on securities lent and repurchase agreements	195,824	3,807	39,435	—	—	—	239,066
Savings accounts and time deposits(**)	4,734,442	2,467,483	2,350,648	136,261	178	188	9,689,200
Derivative instruments	65,113	63,401	198,753	221,372	145,633	258,050	952,322
Borrowings from financial institutions	140,051	71,502	1,007,099	96,110	—	—	1,314,762
Debt issued:
Mortgage bonds	3,314	3,854	8,458	17,448	10,619	10,080	53,773
Bonds	353,290	341,624	356,146	656,084	894,304	2,181,433	4,782,881
Subordinate bonds	2,311	2,922	168,062	51,618	48,019	498,242	771,174
Other financial obligations	134,854	796	3,572	7,829	24,611	6,135	177,797
Total liabilities	13,244,846	2,955,389	4,132,173	1,186,722	1,123,364	2,954,128	25,596,622

	As of December 31, 2014
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	6,933,679	—	—	—	—	—	6,933,679
Transactions in the course of payment	96,945	—	—	—	—	—	96,945
Cash collateral on securities lent and repurchase agreements	249,323	159	—	—	—	—	249,482
Savings accounts and time deposits(**)	4,854,400	1,969,861	2,559,793	148,527	166	188	9,532,935
Derivative instruments	37,952	47,779	166,064	208,200	147,078	252,679	859,752
Borrowings from financial institutions	61,022	159,372	678,067	200,255	—	—	1,098,716
Debt issued:
Mortgage bonds	4,035	4,109	10,143	20,487	12,407	13,133	64,314
Bonds	239,132	294,460	353,568	475,427	973,509	1,886,951	4,223,047
Subordinate bonds	2,050	2,786	36,463	178,298	50,345	500,653	770,595
Other financial obligations	142,093	792	3,879	7,996	14,350	17,463	186,573
Total liabilities	12,620,631	2,479,318	3,807,977	1,239,190	1,197,855	2,671,067	24,016,038

(***)   Excluding term saving accounts, which amount to MCh$200,901 (MCh$188,311 as of December 31, 2014).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS, continued

41.                    Subsequent Events:

On July 6, 2015, according to the powers conferred by article 19 of the Chilean General Banking Act, the Superintendency of Banks and Financial Institutions imposed a fine of 2,000 (two thousand) Unidades de Fomento to Banco de Chile, in connection with the erroneous delivery to that Superintendency of file D33 contained in the Information System Manual of the Debtors System (“Sistema de Deudores del Manual de Sistemas de Información”), in which a number of credit lines and overdraft in current account operations corresponding to December 2014 and month before, were omitted.

On July 10, 2015 Banco de Chile inform that, on July 3, 2015 Banco Penta informed acceptance of Banco de Chile’s Offer related to Purchase of Portfolio Loan of that institution.  In the same date, Banco Penta informed to the Superintendency of Banks and Financial Institutions, confidentially, acceptance of the offer, and Banco Penta requested to Banco de Chile the refrain its divulgation until its communication to the market.

The credits of that offer, approximately amounted to Ch$587,564 million for capital concept as of May 31, 2015 and corresponds to 95.4% of total portfolio of Banco Penta.

The acceptance offer is subject to the compliance of conditions established in it, particularly the legal and financial due diligences over the portfolio loan of this transaction, and other legal terms agreed with the parties.

In Management’s opinion, there are no other significant subsequent events that affect or could affect the Interim Condensed Consolidated Financial Statements of the Bank and its subsidiaries between June 30, 2015 and the date of issuance of these Interim Condensed Consolidated Financial Statements.

Héctor Hernández G, General Accounting Manager	Arturo Tagle Q, Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 Date: July 30, 2015

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q.
CEO